FORM 6-K
                                  --------



                     Securities and Exchange Commission
                           washington, D.C. 20549


                      Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934



For the month of                OCTOBER                            2004
                                --------------------------        -----------
Commission File Number          000-29898
                                --------------------------        -----------

                           RESEARCH IN MOTION LIMITED
 ----------------------------------------------------------------------------
                (Translation of registrant's name into English)


                              295 Phillip Street,
                           Waterloo, Ontario, Canada
                                    N2L 3W8
-----------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

           Form 20-F                  Form 40-F      X
                    ----------------           ----------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes                        No  X
                ------------------        ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

                                 DOCUMENT INDEX


     Document
     --------

        1. Consolidated financial statements and notes thereto for the three month and six month periods ended August 28, 2004 prepared in accordance with U.S. generally accepted accounting principles.

        2. Management's discussion and analysis of financial condition and results of operations for the three months and six months ended August 28, 2004 compared to the three months and six months ended August 30, 2003.

        3.           Certification of the Chairman and co-Chief
                     Executive Officer

        4.           Certification of the President and co-Chief
                     Executive Officer

        5.           Certification of the Chief Financial Officer

                                                                  DOCUMENT 1


                                               Research In Motion Limited
                                         Incorporated under the Laws of Ontario
                               (United States dollars, in thousands) (unaudited) (note 1)

CONSOLIDATED BALANCE SHEETS                                                               As at
                                                                  August 28             February 28            February 28
                                                                    2004                   2004                   2004
                                                               ------------------     ------------------    ------------------

                                                                               U.S. GAAP                       Cdn. GAAP
ASSETS
CURRENT

Cash and cash equivalents (note 14(a))                              $   799,308           $  1,156,419          $  1,156,419
Short-term investments (note 6)                                          71,542                      -                     -
Trade receivables                                                       122,851                 95,213                95,213
Other receivables                                                        24,806                 12,149                12,149
Inventory (note 5)                                                       76,291                 42,836                42,836
Restricted cash (note 11)                                                69,600                 36,261                36,261
Other current assets (note 9)                                            17,007                 12,527                 7,059
                                                              ------------------     ------------------    ------------------
                                                                      1,181,405              1,355,405             1,349,937
INVESTMENTS (note 6)                                                    720,378                333,886               333,273
CAPITAL ASSETS (note 7)                                                 160,130                147,709               147,709
INTANGIBLE ASSETS (note 8)                                               64,552                 64,269                64,269
GOODWILL                                                                 30,109                 30,109                30,109
                                                              ------------------     ------------------    ------------------
                                                                   $  2,156,574           $  1,931,378          $  1,925,297
                                                              ==================     ==================    ==================

LIABILITIES
CURRENT

Accounts payable                                                     $   51,277             $   35,570            $   35,570
Accrued liabilities                                                      90,928                 70,538                70,538
Accrued litigation and related expenses (note 11)                       117,598                 84,392                84,392
Income taxes payable                                                      1,754                  1,684                 1,684
Deferred revenue                                                         14,478                 16,498                16,498
Current portion of long-term debt                                           203                    193                   193
                                                              ------------------     ------------------    ------------------
                                                                        276,238                208,875               208,875

LONG-TERM DEBT                                                            6,240                  6,240                 6,240
                                                              ------------------     ------------------    ------------------
                                                                        282,478                215,115               215,115
                                                              ------------------     ------------------    ------------------

SHAREHOLDERS' EQUITY
CAPITAL STOCK
Issued - 187,696,801 common shares
(February 28, 2004 - 184,830,132) (note 3(a))                         1,861,136              1,829,388             1,829,388
STOCK OPTIONS (notes 3 (c) and 17(d))                                         -                      -                 2,890
RETAINED EARNINGS (accumulated deficit)                                   6,359              (119,206)             (122,096)
ACCUMULATED OTHER COMPREHENSIVE INCOME (note 9)                           6,601                  6,081                     -
                                                              ------------------     ------------------    ------------------
                                                                      1,874,096              1,716,263             1,710,182
                                                              ------------------     ------------------    ------------------

                                                                   $  2,156,574           $  1,931,378          $  1,925,297
                                                              ==================     ==================    ==================

Commitments and contingencies (notes 11 and 14)
See notes to the consolidated financial statements.


                                               Research In Motion Limited
                                         Incorporated under the Laws of Ontario
                               (United States dollars, in thousands) (unaudited) (note 1)


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                                          Common      (Accumulated     Accumulated
                                                                          Share          Deficit)         Other
                                                           Capital        Purchase       Retained     Comprehensive
                                                            Stock         Warrants       Earnings         Income          Total
                                                          -----------------------------------------------------------------------
                                                                                          U.S. GAAP

Balance as at March 1, 2003                               $   874,007       $  370     $ (171,035)      $   3,439     $   706,781

Comprehensive income (loss):
  Net income                                                        -            -         51,829               -          51,829
  Net change in unrealized gains on investments
    available for sale                                              -            -              -             613             613
  Net change in derivative fair value during the year               -            -              -          11,941          11,941
  Amounts classified to earnings during the year                    -            -              -          (9,912)         (9,912)
                                                                                                                                -
Shares Issued:
  Exercise of stock options                                    49,771            -              -               -          49,771
  Issue of common shares                                      944,869            -              -               -         944,869
  Share issue costs                                           (39,629)           -              -               -         (39,629)
  Exercise of warrants                                            370         (370)             -               -               -
                                                          -----------------------------------------------------------------------

Balance as at February 28, 2004                           $ 1,829,388       $    -     $ (119,206)      $   6,081     $ 1,716,263

Comprehensive income (loss):
  Net income                                                        -            -        125,565               -         125,565
  Net change in unrealized gains on investments
    available for sale                                              -            -              -          (1,140)         (1,140)
  Net change in derivative fair value during the period             -            -              -           4,852           4,852
  Amounts classified to earnings during the period                  -            -              -          (3,192)         (3,192)
  Exercise of stock options                                    31,748            -              -               -          31,748
                                                          -----------------------------------------------------------------------
                                                               31,748                     125,565             520         157,833
                                                          -----------------------------------------------------------------------
Balance as at August 28, 2004                             $ 1,861,136       $    -     $    6,359       $   6,601     $ 1,874,096
                                                          =======================================================================


See notes to the consolidated financial statements.


                                               Research In Motion Limited
                                         Incorporated under the Laws of Ontario
                               (United States dollars, in thousands) (unaudited) (note 1)

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                   For the Three Months Ended
                                                                       August 28            August 30              August 30
                                                                         2004                 2003                   2003
                                                                   -----------------   ------------------    --------------------
                                                                                   U.S. GAAP                      Cdn. GAAP
                                                                                                                  (Adjusted -
                                                                                                                  note 17(d))

REVENUE                                                                 $   310,182          $   125,679           $    125,679
COST OF SALES                                                               151,501               72,711                 72,807
                                                                    -----------------   ------------------   --------------------
GROSS MARGIN                                                                158,681               52,968                 52,872
                                                                    -----------------   ------------------   --------------------

Research and development                                                     24,588               14,701                 15,094
Selling, marketing and administration (note 4)                               44,016               25,424                 25,515
Amortization                                                                  9,442                7,263                  8,552
Litigation (note 11)                                                         18,304                5,653                  5,653
                                                                   -----------------   ------------------    --------------------
                                                                             96,350               53,041                 54,814
                                                                   -----------------   ------------------    --------------------

INCOME (LOSS) FROM OPERATIONS                                                62,331                  (73)                (1,942)

Investment income                                                             8,588                2,222                  2,222
                                                                   -----------------   ------------------    --------------------
Income before income taxes                                                   70,919                2,149                    280

                                                                   -----------------   ------------------    --------------------
PROVISION FOR INCOME TAXES (note 12)
Current                                                                         326                    -                      -
Deferred                                                                          -                    -                      -
                                                                   -----------------   ------------------    --------------------
                                                                                326                    -                      -
                                                                   -----------------   ------------------    --------------------

Net income                                                               $   70,593           $    2,149             $      280
                                                                   =================   ==================    ====================

EARNINGS PER SHARE (notes 3 and 13)

Basic                                                                    $     0.38           $     0.01               $      -
                                                                   ==================   ==================   ====================
Diluted                                                                  $     0.36           $     0.01               $      -
                                                                   =================   ==================   ====================

Weighted average number of common shares outstanding (000's)

Basic                                                                       187,296              155,324                155,324

Diluted                                                                     197,717              163,260                163,260



See notes to the consolidated financial statements.


                                               Research In Motion Limited
                                         Incorporated under the Laws of Ontario
                               (United States dollars, in thousands) (unaudited) (note 1)

CONSOLIDATED STATEMENTS OF OPERATIONS
                                                                                     For the Six Months Ended
                                                                         August 28           August 30             August 30
                                                                           2004               2003                  2003
                                                                     ----------------   ------------------    ------------------
                                                                                      U.S. GAAP                   Cdn. GAAP
                                                                                                                 (Adjusted -
                                                                                                                 note 17(d))
REVENUE                                                                  $   579,793          $   230,140           $   230,140
COST OF SALES                                                                286,479              134,763               134,880
                                                                     ----------------   ------------------    ------------------
GROSS MARGIN                                                                 293,314               95,377                95,260
                                                                     ----------------   ------------------    ------------------
EXPENSES

Research and development                                                      44,967               29,088                29,605
Selling, marketing and administration (note 4)                                84,838               49,949                50,304
Amortization                                                                  18,490               13,983                15,376
Litigation (note 11)                                                          33,883               13,112                13,112
                                                                     ----------------   ------------------    ------------------
                                                                             182,178              106,132               108,397
                                                                     ----------------   ------------------    ------------------
INCOME (LOSS) FROM OPERATIONS                                                111,136              (10,755)              (13,137)

Investment income                                                             15,048                4,718                 4,718
                                                                     ----------------   ------------------    ------------------

Income (loss) before income taxes                                            126,184               (6,037)               (8,419)
                                                                     ----------------   ------------------    ------------------
PROVISION FOR INCOME TAXES (note 12)
Current                                                                          619                    -                     -
Deferred                                                                           -                    -                     -
                                                                     ----------------   ------------------    ------------------
                                                                                 619                    -                     -
                                                                     ----------------   ------------------    ------------------
Net income (loss)                                                        $   125,565          $    (6,037)           $   (8,419)
                                                                     ================   ==================    ==================

Earnings (loss) per share (notes 3 and 13)

Basic                                                                     $     0.67          $     (0.04)           $    (0.05)
                                                                     ================   ==================    ==================
Diluted                                                                   $     0.64          $     (0.04)           $    (0.05)
                                                                     ================   ==================    ==================

Weighted average number of common shares outstanding (000's)

Basic                                                                        186,576              154,938               154,938

Diluted                                                                      196,716              154,938               154,938


See notes to the consolidated financial statements.


                                               Research In Motion Limited
                                         Incorporated under the Laws of Ontario
                               (United States dollars, in thousands) (unaudited) (note 1)

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                   For the Three Months Ended
                                                                        August 28           August 30             August 30
                                                                          2004               2003                  2003
                                                                     ---------------    ----------------     -----------------
                                                                                     U.S. GAAP                  Cdn. GAAP
                                                                                                               (Adjusted -
                                                                                                               note 17(d))

CASH FLOWS FROM OPERATING ACTIVITIES

Net income                                                                $   70,593        $    2,149           $     280

Items not requiring an outlay of cash:

Amortization                                                                  16,738            14,824              16,113
Gain on foreign currency translation of long-term debt                            (6)              (98)                (98)
Stock option expense (note 17(d))                                                  -                 -                 580
Unrealized foreign exchange loss                                                  87               232                 232

                                                                                                                         -
Net changes in working capital items:

Trade receivables                                                             (1,887)          (10,338)            (10,338)
Other receivables                                                            (16,281)              889                 889
Inventory                                                                    (14,883)            1,086               1,086
Other current assets                                                          (1,235)            1,474               1,474
Accounts payable                                                               9,142            10,174              10,174
Accrued liabilities                                                           (6,569)            1,407               1,407
Accrued litigation and related expenses                                       18,022             5,262               5,262
Restricted cash                                                              (18,123)           (7,614)             (7,614)
Income taxes payable                                                             (15)               40                  40
Deferred revenue                                                                (655)            1,170               1,170
                                                                     ----------------  ----------------   -----------------
                                                                              54,928            20,657              20,657
                                                                     ----------------  ----------------   -----------------

CASH FLOWS FROM FINANCING ACTIVITIES

Issuance of share capital and warrants                                        12,110             4,691               4,691
Repayment of long-term debt                                                      (49)             (108)               (108)
                                                                     ----------------  ----------------   -----------------
                                                                              12,061             4,583               4,583
                                                                     ----------------  ----------------   -----------------

CASH FLOWS FROM INVESTING ACTIVITIES

Acquisition of investments                                                   (77,523)                -                   -
Proceeds on sale or maturity of investments                                    6,412               373                 373
Acquisition of capital assets                                                (19,688)           (3,071)             (3,071)
Acquisition of intangible assets, net                                         (9,200)           (3,527)             (3,527)
Acquisition of short-term investments                                        (15,110)                -                   -
                                                                     ----------------  ----------------   -----------------
                                                                            (115,109)           (6,225)             (6,225)
                                                                     ----------------  ----------------   -----------------

FOREIGN EXCHANGE EFFECT ON CASH AND CASH EQUIVALENTS                             (87)             (232)               (232)
                                                                     ----------------  ----------------   -----------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS FOR THE PERIOD          (48,207)           18,783              18,783

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                               847,515           350,963             350,963
                                                                     ----------------  ----------------   -----------------
CASH AND CASH  EQUIVALENTS, END OF PERIOD                                 $  799,308        $  369,746         $   369,746
                                                                     ================  ================   =================

See notes to the consolidated financial statements.


                                               Research In Motion Limited
                                         Incorporated under the Laws of Ontario
                               (United States dollars, in thousands) (unaudited) (note 1)

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                     For the Six Months Ended
                                                                         August 28           August 30             August 30
                                                                           2004               2003                  2003
                                                                     ----------------   ------------------    ------------------
                                                                                      U.S. GAAP                   Cdn. GAAP
                                                                                                                 (Adjusted -
                                                                                                                 note 17(d))

CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)                                                          $  125,565        $    (6,037)         $   (8,419)

Items not requiring an outlay of cash:

Amortization                                                                   34,794             25,661              27,054
Loss (gain) on foreign currency translation of long-term debt                      32               (439)               (439)
Stock option expense (note 17(d))                                                   -                  -                 989
Unrealized foreign exchange loss                                                   87                232                 232
                                                                                                                           -
Net changes in working capital items:

Trade receivables                                                             (27,638)            (9,456)             (9,456)
Other receivables                                                             (12,647)            (1,728)             (1,728)
Inventory                                                                     (33,455)             2,693               2,693
Other current assets                                                           (3,431)              (679)               (679)
Accounts payable                                                               15,707              6,569               6,569
Accrued liabilities                                                            20,390             11,108              11,108
Accrued litigation and related expenses                                        33,206             11,769              11,769
Restricted cash                                                               (33,339)           (14,498)            (14,498)
Income taxes payable                                                               70              1,049               1,049
Deferred revenue                                                               (2,020)               305                 305
                                                                       ---------------   ----------------   -----------------
                                                                              117,321             26,549              26,549
                                                                       ---------------   ----------------   -----------------

CASH FLOWS FROM FINANCING ACTIVITIES

Issuance of share capital and warrants                                         31,748              5,572               5,572
Repayment of long-term debt                                                       (95)              (197)               (197)
                                                                       ---------------   ----------------   -----------------
                                                                               31,653              5,375               5,375
                                                                       ---------------   ----------------   -----------------

CASH FLOWS FROM INVESTING ACTIVITIES

Acquisition of investments                                                   (428,362)                 -                   -
Proceeds on sale or maturity of investments                                    10,063             31,688              31,688
Acquisition of capital assets                                                 (36,911)            (6,662)             (6,662)
Acquisition of intangible assets, net                                          (8,448)           (27,653)            (27,653)
Acquisition of subsidiaries                                                    (2,149)                 -                   -
Acquisition of short-term investments                                         (40,191)                 -                   -
                                                                       ---------------   ----------------   -----------------
                                                                             (505,998)            (2,627)             (2,627)
                                                                       ---------------   ----------------   -----------------

FOREIGN EXCHANGE EFFECT ON CASH AND CASH EQUIVALENTS                              (87)              (232)               (232)
                                                                       ---------------   ----------------   -----------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS FOR THE PERIOD          (357,111)            29,065              29,065

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                              1,156,419            340,681             340,681
                                                                       ---------------   ----------------   -----------------
CASH AND CASH  EQUIVALENTS, END OF PERIOD                                  $  799,308         $  369,746         $   369,746
                                                                       ===============   ================   =================

See notes to the consolidated financial statements.

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                   U.S. GAAP
 FOR THE THREE AND SIX MONTH PERIODS ENDED AUGUST 28, 2004 AND AUGUST 30, 2003
                                  (unaudited)
         In thousands of United States dollars, except per share data, and except as otherwise indicated

1.   BASIS OF PRESENTATION

     These interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"). They do not include all of the disclosures required by generally accepted accounting principles for annual financial statements and should be read in conjunction with Research In Motion's ("RIM" or the "Company") audited consolidated financial statements (the "financial statements") for the year ended February 28, 2004, which have been prepared in accordance with U.S. GAAP. A separate set of consolidated financial statements were also prepared under Canadian GAAP. A summary of the Company's financial position and results of operations, as presented under Canadian GAAP, and a reconciliation of U.S. GAAP financial reporting to Canadian GAAP financial reporting, are included in note 17. In the opinion of management, all normal recurring adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the three and six months ended August 28, 2004 are not necessarily indicative of the results that may be expected for the full year ending February 26, 2005.

2.   RECENTLY ISSUED PRONOUNCEMENTS AND CHANGE IN ACCOUNTING POLICY

(a)  CONSOLIDATION OF VARIABLE INTEREST ENTITIES

     In December 2003, the Financial Accounting Standards Board ("FASB") amended Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities ("FIN 46R"). FIN 46R requires that a variable interest entity ("VIE") be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE's residual returns. The adoption of FIN 46R had no impact on the Company's financial statements.

(b)  CHANGE IN CAPITAL ASSETS AMORTIZATION METHOD

     During the second quarter of fiscal 2005, the Company reviewed the estimated useful lives of the capital assets used in manufacturing and research & development operations that result from the application of the 20% declining balance amortization methodology. As a result of the plant capacity and capital asset utilizations currently approaching 100%, versus much lower levels in prior fiscal years, the Company now believes that the 20% declining balance method will not produce quarterly and annual depreciation expense and resulting residual net book values that are consistent with the increased current and projected capital asset usage. The Company has therefore revised its amortization method to a straight-line method and determined estimated useful lives to be between five and eight years for such capital assets, on a prospective basis effective the second quarter of fiscal 2005, which resulted in incremental amortization

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                   U.S. GAAP
 FOR THE THREE AND SIX MONTH PERIODS ENDED AUGUST 28, 2004 AND AUGUST 30, 2003
                                  (unaudited)
         In thousands of United States dollars, except per share data, and except as otherwise indicated


     expense of $1.0 million; $0.6 million is included in Cost of sales and $0.4 million in Amortization.

3.   CAPITAL STOCK

(a)  Capital Stock

     The Company declared an effective two for one stock split in the form of a one for one stock dividend payable on June 4, 2004 for all shareholders of record as at close of day on May 27, 2004. All share, earnings per share and stock option data for the current, year to date and prior comparative periods have been adjusted to reflect this stock dividend. In addition, the effect of this stock dividend doubles the amount of stock options outstanding and reduces the exercise prices of these stock options by half of the original exercise price.

                                                    Shares
                                                  Outstanding         Amount
                                                 ------------------------------
                                                   (000's)

Authorized - unlimited number of common shares

Common shares outstanding - February 28, 2004       184,830       $ 1,829,388

Exercise of options                                   2,867            31,748
                                                 -----------------------------

Common shares outstanding - August 28, 2004         187,697       $ 1,861,136
                                                 =============================


     During the second quarter of 2005, there were 793 stock options exercised.

     The Company had 187,707 common shares outstanding, 13,058 options outstanding and nil common share purchase warrants outstanding as at October 1, 2004.

(b)  STOCK OPTION PLAN (000'S)

     The Company has an incentive stock option plan for directors, officers and employees. The option exercise price is the fair market value of the Company's common shares at the date of grant. These options generally vest over a period of five years and are exercisable for a maximum of ten years from the grant date.

     The total number of options outstanding as at August 28, 2004 was 13,214 (February 28, 2004 - 16,018).

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                   U.S. GAAP
 FOR THE THREE AND SIX MONTH PERIODS ENDED AUGUST 28, 2004 AND AUGUST 30, 2003
                                  (unaudited)
         In thousands of United States dollars, except per share data, and except as otherwise indicated



(c)  STOCK BASED COMPENSATION

     Under U.S. GAAP, compensation expense is recognized when stock options are issued with an exercise price that is less than the market price on the date of grant of the option. The difference between the exercise price and the market price on the date of grant is recorded as compensation expense ("intrinsic value method"). The exercise price of options granted by the Company is the market value of the underlying stock at the date of grant; consequently, no compensation expense is recognized. This method is consistent with U.S. GAAP, Accounting Principles Board ("APB") Opinion 25, Accounting for Stock Issued to Employees.

     Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation, requires proforma disclosures of net income and earnings per share, as if the fair value method, as opposed to the intrinsic value method of accounting for employee stock options, had been applied. The disclosures in the following table present the Company's net income (loss) and earnings (loss) per share on a proforma basis using the fair value method as determined using the Black-Scholes option pricing model:

                                                                                 For the three months ended
                                                                                 August 28,       August 30,
                                                                                   2004             2003
                                                                             -----------------------------------
Net income - as reported                                                             $ 70,593          $  2,149
Estimated stock-based compensation cost for the period                                  6,108             5,087
                                                                             -----------------------------------
Net income (loss) - proforma                                                         $ 64,485        $  (2,938)
                                                                             ===================================
Denominator in 000's of shares:
Denominator for basic earnings per share - weighted average shares                    187,296           155,324
outstanding

Effect of dilutive securities:
  Employee stock options                                                                9,555                 -
                                                                             -----------------------------------
Denominator for diluted earnings per share - adjusted weighted-average
shares and assumed conversions                                                        196,851           155,324
                                                                             ===================================
Proforma earnings (loss) per share
  Basic                                                                              $   0.34         $  (0.02)
  Diluted                                                                            $   0.33         $  (0.02)


                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                   U.S. GAAP
 FOR THE THREE AND SIX MONTH PERIODS ENDED AUGUST 28, 2004 AND AUGUST 30, 2003
                                  (unaudited)
         In thousands of United States dollars, except per share data, and except as otherwise indicated


                                                                                  For the six months ended
                                                                                 August 28,       August 30,
                                                                                   2004             2003
                                                                             -----------------------------------
Net income (loss) - as reported                                                     $ 125,565        $  (6,037)
Estimated stock-based compensation cost for the period                                 11,866             8,476
                                                                             -----------------------------------
Net income (loss) - proforma                                                        $ 113,699        $ (14,513)
                                                                             ===================================
Denominator in 000's of shares:
Denominator for basic earnings per share - weighted average shares
outstanding                                                                           186,576           154,938

Effect of dilutive securities:
  Employee stock options                                                                9,130                 -
                                                                             -----------------------------------
Denominator for diluted earnings per share - adjusted weighted-average
shares and assumed conversions                                                        195,706           154,938
                                                                             ===================================
Proforma earnings (loss) per share
  Basic                                                                              $   0.61        $   (0.09)
  Diluted                                                                            $   0.58        $   (0.09)

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                   U.S. GAAP
 FOR THE THREE AND SIX MONTH PERIODS ENDED AUGUST 28, 2004 AND AUGUST 30, 2003
                                  (unaudited)
         In thousands of United States dollars, except per share data, and except as otherwise indicated



     The weighted average fair value of options granted during the quarter was calculated using the Black-Scholes option pricing model with the following assumptions:

                                                              For the three months ended
                                                          August 28, 2004  August 30, 2003
                                                          --------------------------------

Weighted average Black-Scholes value of each option        $  30.79         $   6.66

Assumptions:
  Risk free interest rates                                     3.5%             3.0%
  Expected life in years                                        4.0              4.0
  Expected dividend yield                                        0%               0%
  Volatility                                                    70%              70%


                                                               For the six months ended
                                                          August 28, 2004  August 30, 2003
                                                          --------------------------------

Weighted average Black-Scholes value of each option          $  27.00         $   4.88

Assumptions:
  Risk free interest rates                                  3.0 - 3.5%             3.0%
  Expected life in years                                          4.0              4.0
  Expected dividend yield                                          0%               0%
  Volatility                                                      70%              70%



4.   FOREIGN EXCHANGE GAINS AND LOSSES

     Selling, marketing and administration expense for the first six months of fiscal 2005 includes $2.5 million with respect to a foreign exchange loss (2004 - foreign exchange gain of $0.1 million). The Company is exposed to foreign exchange fluctuations as a result of transactions in currencies other than its U.S. dollar functional currency.

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                   U.S. GAAP
 FOR THE THREE AND SIX MONTH PERIODS ENDED AUGUST 28, 2004 AND AUGUST 30, 2003
                                  (unaudited)
         In thousands of United States dollars, except per share data, and except as otherwise indicated


5.   INVENTORY

     Inventory is comprised as follows:

                                                 August 28,        February 28,
                                                   2004               2004
                                              -------------------------------
Raw materials                                     $56,037          $  35,119
Work in process                                    19,092              8,713
Finished goods                                      7,143              7,679
Provision for excess and obsolete inventory       (5,981)            (8,675)
                                              -------------------------------
                                                  $76,291          $  42,836
                                              ===============================


6.   SHORT-TERM INVESTMENTS AND INVESTMENTS

     Short-term investments consist of liquid investments with maturities of between three months and one year at the date of acquisition. Investments with maturities in excess of one year are classified as non-current investments. In the event of a decline in value, which is other than temporary, the investments are written down to estimated realizable value.

     Investments designated as held-to-maturity investments are carried at cost. The Company does not exercise significant influence with respect to any of these investments.

     Investments designated as available-for-sale investments are carried at fair value. Unrealized gains or losses are included in other comprehensive income.

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                   U.S. GAAP
 FOR THE THREE AND SIX MONTH PERIODS ENDED AUGUST 28, 2004 AND AUGUST 30, 2003
                                  (unaudited)
         In thousands of United States dollars, except per share data, and except as otherwise indicated


7.   CAPITAL ASSETS

     Capital assets comprise the following:

                                                                 August 28, 2004
                                                                   Accumulated         Net book
                                                    Cost          amortization          value
                                             ----------------------------------------------------
Land                                              $   8,850           $     -          $   8,850
Buildings and leaseholds                             71,062            11,855             59,207
Information technology                              110,127            61,538             48,589
Furniture, fixtures, tooling and equipment           93,777            50,293             43,484
                                             ----------------------------------------------------
                                                  $ 283,816         $ 123,686          $ 160,130
                                             ====================================================

                                                                February 28, 2004
                                                                   Accumulated         Net book
                                                    Cost          amortization          value
                                             ----------------------------------------------------
Land                                              $   8,850           $     -          $   8,850
Buildings and leaseholds                             67,148            10,047             57,101
Information technology                               91,950            47,605             44,345
Furniture, fixtures, tooling and equipment           78,955            41,542             37,413
                                             ----------------------------------------------------
                                                  $ 246,903         $  99,194          $ 147,709
                                             ====================================================

     During the first quarter of fiscal 2005, the Company re-evaluated the estimated useful lives of its Information technology assets and determined that the estimated useful lives should be reduced from five years to periods of three to four years, which resulted in incremental amortization expense of $3.1 million for the quarter. Of this amount, $2.6 million is included in Amortization, with the balance of $0.5 million included in Cost of sales. The impact of this change was applied on a prospective basis. The Company also recorded additional amortization expense of $1.0 million with respect to certain capital assets either no longer used by the Company or to reflect reduced estimated useful lives. Of this amount, $0.6 million is included in Cost of sales, with the balance included in Amortization. The impact of these adjustments resulted in incremental amortization expense of $4.1 million or $0.02 per share, basic and diluted for the quarter.

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                   U.S. GAAP
 FOR THE THREE AND SIX MONTH PERIODS ENDED AUGUST 28, 2004 AND AUGUST 30, 2003
                                  (unaudited)
         In thousands of United States dollars, except per share data, and except as otherwise indicated



8.   INTANGIBLE ASSETS

     Intangible assets comprise the following:

                                             August 28, 2004
                                                Accumulated        Net book
                                  Cost         amortization         value
                            ------------------------------------------------

Acquired technology            $  12,150         $   4,853        $   7,297
Licences                          62,841            23,680           39,161
Patents                           22,980             4,886           18,094
                            ------------------------------------------------
                               $  97,971         $  33,419        $  64,552
                            ================================================

                                             February 28, 2004
                                                Accumulated        Net book
                                  Cost         amortization         value
                            ------------------------------------------------

Acquired technology            $  10,012         $   3,746        $   6,266
Licences                          52,216            15,299           36,917
Patents                           25,156             4,070           21,086
                            ------------------------------------------------
                               $  87,384         $  23,115        $  64,269
                            ================================================


     As described in note 12(b) of the Company's fiscal 2004 audited consolidated financial statements, a lump sum settlement amount was received in the first quarter of fiscal 2005 as part of a settlement and license agreement that consequently dismissed a series of pending lawsuits. This lump sum settlement was credited to Intangible assets as a recovery of previously capitalized costs incurred by the Company.

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                   U.S. GAAP
 FOR THE THREE AND SIX MONTH PERIODS ENDED AUGUST 28, 2004 AND AUGUST 30, 2003
                                  (unaudited)
         In thousands of United States dollars, except per share data, and except as otherwise indicated



9.   COMPREHENSIVE INCOME (LOSS)

     The components of comprehensive income (loss) are shown in the following tables:


                                                                             For the three months ended
                                                                            August 28,        August 30,
                                                                               2004              2003
                                                                         -----------------------------------
Net income                                                                       $  70,593        $   2,149

Net change in unrealized gains on available-for-sale investments                     7,917                -
Net change in fair value of derivatives during the period                            7,312              877
Amounts reclassified to earnings during the period                                  (1,576)          (2,681)
                                                                         -----------------------------------
Comprehensive income                                                             $  84,246         $    345
                                                                         ===================================


                                                                                For the six months ended
                                                                              August 28,        August 30,
                                                                                 2004              2003
                                                                         -----------------------------------

Net income (loss)                                                                $ 125,565       $  (6,037)

Net change in unrealized losses on available-for-sale investments                   (1,140)               -
Net change in fair value of derivatives during the period                            4,852            6,438
Amounts reclassified to earnings during the period                                  (3,192)          (4,250)
                                                                         -----------------------------------
Comprehensive income (loss)                                                      $ 126,085       $  (3,849)
                                                                         ===================================

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                   U.S. GAAP
 FOR THE THREE AND SIX MONTH PERIODS ENDED AUGUST 28, 2004 AND AUGUST 30, 2003
                                  (unaudited)
         In thousands of United States dollars, except per share data, and except as otherwise indicated


    The components of accumulated other comprehensive income are as follows:

                                                            As at
                                                  August 28,      February 28,
                                                     2004             2004
                                                --------------------------------

Accumulated net unrealized gains (losses)
on available-for-sale investments                  $   (527)        $    613

Accumulated net unrealized gains on
derivative instruments                                7,128            5,468
                                                --------------------------------

Total accumulated other comprehensive income       $  6,601         $  6,081
                                                ================================


     The fair value of derivative instruments of $7.6 million (February 28, 2004 - $5.4 million) is included in Other current assets on the Consolidated Balance Sheets.

10.  RESTRUCTURING CHARGES

     During the third quarter of fiscal 2003, as part of the implementation of a plan to improve operating results (the "Plan"), the Company recorded restructuring charges that included the termination of employees, related costs and the closure and exit of certain leased facilities. The employees identified in connection with the workforce reduction component of the Plan were dismissed on or about November 12, 2002.

     The changes in the restructuring provision during the six months ended August 28, 2004 are summarized below:
                                                                  Balances as at
                           Balances as at      Cash       Write-   August 28,
                         February 28, 2004    Payments     offs       2004
                         -------------------------------------------------------

 Excess facilities and
 capital assets            $   1,263           $ 167       $   -     $  1,096
                         =======================================================


     The balance of the restructuring provision of $1.1 million as at August 28, 2004 is included in Accrued liabilities on the Consolidated Balance Sheets.

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                   U.S. GAAP
 FOR THE THREE AND SIX MONTH PERIODS ENDED AUGUST 28, 2004 AND AUGUST 30, 2003
                                  (unaudited)
         In thousands of United States dollars, except per share data, and except as otherwise indicated


11.  LITIGATION

     As has been more fully disclosed in the Company's annual consolidated financial statements and notes for the fiscal years ended February 28, 2004 and March 1, 2003, the Company is the defendant in a patent litigation matter brought by NTP, Inc. ("NTP") alleging that the Company infringed on eight of NTP's patents (the "NTP matter").

     FISCAL 2003

     During the year ended March 1, 2003, the Company recorded quarterly charges in the second, third and fourth quarters with respect to the NTP matter totalling $58.2 million to fully provide for enhanced compensatory damages, current and estimated future costs with respect to ongoing legal and professional fees, plaintiff's attorney fees and prejudgment interest.

     FISCAL 2004

     On August 5, 2003, the United States District Court for the Eastern District of Virginia (the "Court") ruled on NTP's request for an injunction with respect to RIM continuing to sell the BlackBerry solution (handhelds, software and service) in the United States as well as entered judgment with respect to several previously announced monetary awards issued in favour of NTP. The Court granted NTP the injunction requested; however, the Court then immediately granted RIM's request to stay the injunction sought by NTP pending the completion of RIM's appeal (to the Court of Appeals for the Federal Circuit).

     For the year ended February 28, 2004, the Company recorded quarterly charges in the first, second, third and fourth quarters with respect to the NTP matter totalling $35.2 million to fully provide for enhanced compensatory damages, current and estimated future costs with respect to ongoing legal and professional fees, prejudgment interest, and postjudgment interest for the period August 6, 2003 to February 28, 2004.

     FISCAL 2005

     During the first quarter of fiscal 2005, the Company recorded an expense of $15.6 million to provide for additional estimated enhanced compensatory damages, estimated postjudgment interest and current and estimated future costs with respect to ongoing legal fees. The $15.2 million attributable to enhanced compensatory damages and postjudgment interest was classified as Restricted cash on the Consolidated Balance Sheets as at May 29, 2004. The Company funded $15.2 million into an escrow account subsequent to the end of the first quarter of fiscal 2005 on June 28, 2004.

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                   U.S. GAAP
 FOR THE THREE AND SIX MONTH PERIODS ENDED AUGUST 28, 2004 AND AUGUST 30, 2003
                                  (unaudited)
         In thousands of United States dollars, except per share data, and except as otherwise indicated


     On June 7, 2004, the Company and NTP each made oral submissions before the Appellate Court.

     During the second quarter of fiscal 2005, the Company recorded an expense of $18.3 million to provide for additional estimated enhanced compensatory damages and estimated postjudgment interest. The $18.3 million attributable to enhanced compensatory damages and postjudgment interest was classified as Restricted cash on the Consolidated Balance Sheets as at August 28, 2004.

     As at the end of the Company's current fiscal quarter, the likelihood of any further loss and the ultimate amount of loss, if any, were not reasonably determinable. Consequently, no additional amounts, from those described above, have been provided for as NTP litigation expenses as at August 28, 2004. The actual resolution of the NTP matter may materially differ from the estimates as at August 28, 2004 as a result of future appellate court rulings at the conclusion of the appeals process, therefore potentially causing future quarterly or annual financial reporting to be materially affected, either adversely or favourably.

12.  INCOME TAXES

     For the first six months of fiscal 2005, the Company's income tax expense was $0.6 million. The Company's remaining income tax expense with respect to net income earned was offset by the utilization of previously unrecognized deferred tax assets. The Company continues to evaluate and examine the deferred tax assets and valuation allowance on a regular basis. As at August 28, 2004, the Company determined that it was still not able to satisfy the "more likely than not" standard and continued to take a full valuation allowance on its available deferred tax assets. As a result of the valuation allowance, the Company has material unrecognized income tax benefits as at August 28, 2004.

     The Company has not provided for Canadian income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be reinvested indefinitely by these subsidiaries.

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                   U.S. GAAP
 FOR THE THREE AND SIX MONTH PERIODS ENDED AUGUST 28, 2004 AND AUGUST 30, 2003
                                  (unaudited)
         In thousands of United States dollars, except per share data, and except as otherwise indicated


13.  EARNINGS (LOSS) PER SHARE

     The following table sets forth the computation of basic and diluted earnings (loss) per share.

                                                                                For the three months ended
                                                                             August 28,          August 30,
                                                                                2004                2003
                                                                          ---------------------------------------
Numerator for basic and diluted earnings per share available to
common stockholders                                                               $  70,593           $    2,149
                                                                          =======================================

Denominator in 000's of shares:
Denominator for basic earnings per share - weighted average shares
outstanding                                                                         187,296              155,324

Effect of dilutive securities:
  Warrants                                                                                -                   18
  Employee stock options                                                             10,421                7,918
                                                                          ---------------------------------------

Denominator for diluted earnings per share - adjusted weighted-average
shares and assumed conversions                                                      197,717              163,260
                                                                          =======================================

Earnings per share
  Basic                                                                            $   0.38            $    0.01
  Diluted                                                                          $   0.36            $    0.01

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                   U.S. GAAP
 FOR THE THREE AND SIX MONTH PERIODS ENDED AUGUST 28, 2004 AND AUGUST 30, 2003
                                  (unaudited)
         In thousands of United States dollars, except per share data, and except as otherwise indicated


                                                                        For the six months ended
                                                                    August 28,          August 30,
                                                                       2004                2003
                                                                 ---------------------------------------
Numerator for basic and diluted earnings (loss) per share
available to common stockholders                                        $  125,565         $    (6,037)
                                                                 =======================================

Denominator in 000's of shares:
Denominator for basic earnings per share - weighted average
shares outstanding                                                         186,576              154,938

Effect of dilutive securities:
  Employee stock options                                                    10,140                    -
                                                                 ---------------------------------------

Denominator for diluted earnings per share -  adjusted
weighted-average shares and assumed conversions                            196,716              154,938
                                                                 =======================================

Earnings (loss) per share
  Basic                                                                   $   0.67          $    (0.04)
  Diluted                                                                 $   0.64          $    (0.04)


14.  CONTINGENCIES

(a)  CREDIT FACILITY

     The Company has a $70 million Letter of Credit Facility ("the Facility") with a Canadian financial institution and has now utilized a $48 million portion of the Facility in order to satisfy the Company's liability and funding obligation in the NTP matter, as described in note 11. During the third quarter of fiscal 2004 and pending the completion of the appeals process, the Company posted, with the approval of the Court, a Standby Letter of Credit ("LC") in the amount of $48 million to guarantee the monetary damages of the Court's Final Order. The LC amount of $48 million excludes the fiscal 2004 and 2005 quarterly deposit obligations being funded into the escrow bank account, which are shown as Restricted cash on the Company's Consolidated Balance Sheets. An additional $5.0 million of the Facility has been utilized to support other operating and financing requirements, and as at August 28, 2004, $17.0 million of the Facility was unused. The Company has pledged specific investments as security for this Facility.

     The Company has additional credit facilities in the amount of $15.4 million to support other operating and financing requirements; as at August 28, 2004, $13.9 million of

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                   U.S. GAAP
 FOR THE THREE AND SIX MONTH PERIODS ENDED AUGUST 28, 2004 AND AUGUST 30, 2003
                                  (unaudited)
         In thousands of United States dollars, except per share data, and except as otherwise indicated


     these facilities was unused. A general security agreement, a general assignment of book debts and cash has been provided as collateral for these facilities.

(b)  OTHER LITIGATION

     RIM received a letter wherein Inpro II Licensing, S.a r.l. ("Inpro") suggested that RIM may require a license of the two patents held by Inpro. On October 31, 2003, following a thorough review of patents held by Inpro, RIM filed a declaratory judgment action against Inpro in the U.S. District Court for the Northern District of Texas, Dallas Division. RIM's declaratory judgment filed against Inpro seeks a ruling that two Inpro patents are invalid and/or not infringed by RIM. On or about November 18, 2003, Inpro filed an action in the U.S. District Court for the District of Delaware asserting a single patent. Its assertion is against RIM and one of its customers. The assertion against RIM and the customer is in connection with a patent relating to electronic devices having user-operable input means such as a thumb wheel. Inpro is seeking a preliminary and permanent injunction and an unspecified amount of damages. During the second quarter of fiscal 2005, the Company amended its Complaint in the Texas Action to withdraw issues relating to one of the patents. Inpro brought a motion to stay the Company's Texas Action, or alternatively, transfer it to Delaware. The Company has filed its responding material and the Court has not yet ruled on the motion. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to all of the Inpro actions is not determinable. Accordingly, no amount has been recorded in these financial statements as at August 28, 2004.

     By letter dated February 16, 2004, T-Mobile Deutschland GmbH and T-Mobile International AG (collectively, "TMO") served Research In Motion UK Limited (the Company's wholly owned UK subsidiary) with a Third Party Notice in relation to litigation in Germany (the "Litigation") in which the plaintiff, Sumitomo Special Metals Co., Ltd. ("Sumitomo"), brought an action against TMO for alleged infringement of a European Patent purportedly owned by Sumitomo. In very general terms, the patent relates to magnets installed as components in cell phones sold by TMO in Germany. The Third Party Notice seeks unquantified indemnification claims against Research In Motion UK Limited (and against the other cell phone manufacturers named in the Third Party Notice) for damages incurred by TMO in the Litigation. The Company has recently joined the Litigation as an impleaded party and has further impleaded its supplier of the accused components in order to seek indemnification. In advance of the hearing of the appeal in the Litigation, the Company will be filing a brief in support of TMO's appeal, which hearing is not anticipated prior to the end of calendar year 2004.

     From time to time, the Company is involved in other claims in the normal course of business. Management assesses such claims and where considered likely to result in a material exposure and where the amount of the claim is quantifiable, provisions for loss

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                   U.S. GAAP
 FOR THE THREE AND SIX MONTH PERIODS ENDED AUGUST 28, 2004 AND AUGUST 30, 2003
                                  (unaudited)
         In thousands of United States dollars, except per share data, and except as otherwise indicated



     are made based on management's assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

15.  SEGMENT DISCLOSURES

     The Company is organized and managed as a single reportable business segment.

16.  PRODUCT WARRANTY

     The Company estimates its warranty costs at the time of revenue recognition, based on historical warranty claims experience, and records the expense in Cost of sales. The warranty accrual balance is reviewed quarterly to establish that it materially reflects the remaining obligation, based on the anticipated future expenditures over the balance of the obligation period. Adjustments are made when the actual warranty claim experience differs from estimates.

     The change in the Company's warranty expense and actual warranty experience for the six months ended August 28, 2004, as well as the accrued warranty obligations as at August 28, 2004, are set forth in the following table:

      Accrued warranty obligations as at February 28, 2004                  $   9,246

      Actual warranty experience for the six months ended August 28, 2004      (2,084)
      Warranty provision for the six months ended August 28, 2004              12,830
      Adjustments for changes in estimate                                      (1,772)
                                                                           -----------

      Accrued warranty obligations as at August 28, 2004                    $  18,220
                                                                           ===========


17. SUMMARY OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) IN THE UNITED STATES AND CANADA

     The consolidated financial statements of the Company have been prepared in accordance with U.S. GAAP which conform in all material respects with Canadian GAAP except as set forth below.

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                   U.S. GAAP
 FOR THE THREE AND SIX MONTH PERIODS ENDED AUGUST 28, 2004 AND AUGUST 30, 2003
                                  (unaudited)
         In thousands of United States dollars, except per share data, and except as otherwise indicated



CONSOLIDATED BALANCE SHEETS

                                                                            August 28,        February 28,
                                                                               2004               2004
                                                                        --------------------------------------
Total assets under U.S. GAAP                                                   $ 2,156,574        $ 1,931,378
Adjustments - Canadian GAAP
  Mark to market on available-for-sale investments (b)                                 527               (613)
  Derivative financial instruments (c)                                              (7,128)            (5,468)
                                                                        --------------------------------------
TOTAL ASSETS UNDER CANADIAN GAAP                                               $ 2,149,973        $ 1,925,297
                                                                        ======================================

Total shareholders' equity under U.S. GAAP                                     $ 1,874,096        $ 1,716,263
Adjustments - Canadian GAAP
  Mark to market on available-for-sale investments (b)                                 527               (613)
  Derivative financial instruments (c)                                              (7,128)            (5,468)
                                                                        --------------------------------------
TOTAL SHAREHOLDERS' EQUITY UNDER CANADIAN GAAP                                 $ 1,867,495        $ 1,710,182
                                                                        ======================================

CONSOLIDATED STATEMENT OF OPERATIONS

                                                                            For the three months ended
                                                                          August 28,         August 30,
                                                                             2004               2003
                                                                       -------------------------------------
Net income under U.S. GAAP                                                     $  70,593          $   2,149
Adjustments - Canadian GAAP
  Start-up costs (a)                                                                   -             (1,289)
  Stock-based compensation costs (d)                                              (1,574)              (580)
                                                                       -------------------------------------
Foreign currency translation adjustment (a)
NET INCOME UNDER CANADIAN GAAP                                                 $  69,019           $    280
                                                                       =====================================


                                                                             For the six months ended
                                                                          August 28,         August 30,
                                                                             2004               2003
                                                                       -------------------------------------

Net income (loss) under U.S. GAAP                                             $  125,565        $    (6,037)
Adjustments - Canadian GAAP
  Start-up costs (a)                                                                   -             (1,393)
  Stock-based compensation costs (d)                                              (2,943)              (989)
                                                                       -------------------------------------
NET INCOME (LOSS) UNDER CANADIAN GAAP                                         $  122,622        $   (8,419)
                                                                       =====================================

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                   U.S. GAAP
 FOR THE THREE AND SIX MONTH PERIODS ENDED AUGUST 28, 2004 AND AUGUST 30, 2003
                                  (unaudited)
         In thousands of United States dollars, except per share data, and except as otherwise indicated

(a)  START-UP COSTS

     As at February 28, 2001, under U.S. GAAP, the Company had expensed the charges incurred during the start-up of the Company's United Kingdom operations. Canadian GAAP, Emerging Issues Committee EIC-27, Revenues and expenditures during the pre-operating period, prescribes that start-up costs should be deferred and amortized over a period not to exceed five years. The amortization effect and the tax effect of this adjustment are also reflected above. The Company had expensed all start-up costs previously incurred during the second quarter of fiscal 2004 as the Company had determined that there was no remaining value to these costs as a result of changes in the underlying operations.

(b)  AVAILABLE-FOR-SALE INVESTMENTS

     Under U.S. GAAP, SFAS 115 prescribes that available-for-sale investments are marked-to-market with the resulting unrealized gains being recorded in other comprehensive income, and subsequently reclassified to earnings at the time they are realized.

     Under Canadian GAAP, these types of investments are carried at amortized cost less any charges for impairment for declines in the market value that are other than temporary.

(c)  DERIVATIVE FINANCIAL INSTRUMENTS

     The Company engages in foreign currency hedging activities, utilizing derivative financial instruments (forward contracts), to mitigate the risks relating to foreign exchange fluctuations on foreign currency balances and cash flows. Where appropriate, the Company utilizes derivative financial instruments to reduce exposure to fluctuations in foreign currency exchange rates.

     Under U.S. GAAP, SFAS 133, Accounting for Derivative Instruments, as amended by SFAS 137, 138 and 149, requires all derivative instruments to be recognized at fair value on the consolidated balance sheet, and outlines the criteria to be met in order to designate a derivative instrument as a hedge and the methods for evaluating hedge effectiveness. For instruments designated as fair value hedges, changes in fair value are recognized in current earnings, and will generally be offset by changes in the fair value of the associated hedged transaction. For instruments designated as cash flow hedges, the effective portion of changes in fair value are recorded in other comprehensive income, and subsequently reclassified to earnings in the period in which the cash flows from the associated hedged transaction affect earnings.

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                   U.S. GAAP
 FOR THE THREE AND SIX MONTH PERIODS ENDED AUGUST 28, 2004 AND AUGUST 30, 2003
                                  (unaudited)
         In thousands of United States dollars, except per share data, and except as otherwise indicated


     Under Canadian GAAP, gains and losses related to derivatives that are eligible for hedge accounting are deferred and recognized in the same period as the corresponding hedged positions. The concept of comprehensive income is not recognized under Canadian GAAP.

(d)  ACCOUNTING FOR STOCK COMPENSATION

     As described in note 3(b), the Company has a stock-based compensation plan. Previously, under Canadian GAAP, for any stock option with an exercise price that was less than the market price on the date of grant, the difference between the exercise price and the market price on the date of grant was recorded as compensation expense ("intrinsic value based method"). The Company grants stock options at the fair market value of the shares on the day preceding the date of the grant of the options. Consequently, no compensation expense was recognized.

     In November 2003, Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870 was amended to provide three different transitional provisions which allow for the adoption of fair value based accounting for stock options. In the fourth quarter of fiscal 2004, the Company elected the prospective method of adoption for Canadian GAAP purposes effective for the year ended February 28, 2004. The adoption was retroactive to the first quarter of fiscal 2004, and the prior year comparatives have been adjusted to reflect this adoption.

     In accordance with CICA 3870, the Company has recorded stock-based compensation expense for all grants issued subsequent to the end of fiscal 2003. In addition, proforma stock-based compensation expense is calculated on all grants issued subsequent to the end of fiscal 2002. The disclosures in the following table show the Company's net income (loss) and earnings
     (loss) per share on a proforma basis using the fair value method, as determined by the Black-Scholes pricing model, amortizing the indicated value over the vesting period of the underlying option on a straight-line basis:

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                   U.S. GAAP
 FOR THE THREE AND SIX MONTH PERIODS ENDED AUGUST 28, 2004 AND AUGUST 30, 2003
                                  (unaudited)
         In thousands of United States dollars, except per share data, and except as otherwise indicated


                                                                        For the three months ended
                                                                       August 28,         August 30,
                                                                          2004              2003
                                                                   -------------------------------------
Net income - as reported                                                    $  69,019          $    280
Stock-based compensation costs included in reported net income                  1,574               580
Total stock-based employee compensation expense determined under
the fair value based method subsequent to implementation of CICA               (1,947)             (964)
3870
                                                                   -------------------------------------
Net income (loss) Canadian GAAP - proforma                                  $  68,646         $   (104)
                                                                   =====================================

Denominator in 000's of shares:
Denominator for basic earnings (loss) per share - weighted
average shares outstanding                                                    187,296           155,324

Effect of dilutive securities:
  Employee stock options                                                        9,917                 -
                                                                   -------------------------------------

Denominator for diluted earnings per share -  adjusted
weighted-average shares and assumed conversions                               197,213           155,324
                                                                   =====================================

Proforma net earnings per share
  Basic                                                                      $   0.37           $     -
  Diluted                                                                    $   0.35           $     -

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                   U.S. GAAP
 FOR THE THREE AND SIX MONTH PERIODS ENDED AUGUST 28, 2004 AND AUGUST 30, 2003
                                  (unaudited)
         In thousands of United States dollars, except per share data, and except as otherwise indicated


                                                                             For the six months ended
                                                                           August 28,         August 30,
                                                                              2004              2003
                                                                       -------------------------------------

Net income (loss) - as reported                                                $  122,622        $  (8,419)
Stock-based compensation costs included in reported net income                      2,943
                                                                                                        989
Total stock-based employee compensation expense determined under the
fair value based method subsequent to implementation of CICA 3870                  (3,693)           (1,764)
                                                                       -------------------------------------

Net income (loss) Canadian GAAP - proforma                                      $ 121,872        $  (9,194)
                                                                       =====================================

Denominator in 000's of shares:
Denominator for basic earnings (loss) per share - weighted average
shares outstanding                                                                186,576           154,938

Effect of dilutive securities:
  Employee stock options                                                            9,567                 -
                                                                       -------------------------------------

Denominator for diluted earnings per share - adjusted
weighted-average shares and assumed conversions                                   196,143           154,938
                                                                       =====================================

Proforma net earnings (loss) per share
  Basic                                                                          $   0.65        $   (0.06)
  Diluted                                                                        $   0.62        $   (0.06)

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                   U.S. GAAP
 FOR THE THREE AND SIX MONTH PERIODS ENDED AUGUST 28, 2004 AND AUGUST 30, 2003
                                  (unaudited)
         In thousands of United States dollars, except per share data, and except as otherwise indicated



(e)  EARNINGS (LOSS) PER SHARE

     The following table sets forth the computation of basic and diluted earnings per share under Canadian GAAP.

                                                                            For the three months ended
                                                                          August 28,           August 30,
                                                                            2004                  2003
                                                                    -------------------------------------------
Numerator for basic and diluted earnings per share available
to common stockholders                                                         $   69,019            $     280
                                                                    ===========================================

Denominator in 000's of shares:
Denominator for basic earnings per share - weighted
average shares                                                                    187,296              155,324

Effect of dilutive securities:
  Warrants                                                                              -                   18
  Employee stock options                                                            9,989                7,918
                                                                    -------------------------------------------

Denominator for diluted earnings per share -  adjusted
weighted-average shares and assumed conversions                                   197,285              163,260
                                                                    ===========================================

Earnings per share under Canadian GAAP
  Basic                                                                        $     0.37             $      -
  Diluted                                                                      $     0.35             $      -

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                   U.S. GAAP
 FOR THE THREE AND SIX MONTH PERIODS ENDED AUGUST 28, 2004 AND AUGUST 30, 2003
                                  (unaudited)
         In thousands of United States dollars, except per share data, and except as otherwise indicated

                                                                             For the six months ended
                                                                          August 28,           August 30,
                                                                            2004                  2003
                                                                    -------------------------------------------
Numerator for basic and diluted earnings (loss) per share
available to common stockholders                                              $   122,622         $    (8,419)
                                                                    ===========================================

Denominator in 000's of shares:
Denominator for basic earnings (loss) per share - weighted average
shares outstanding                                                                186,576              154,938

Effect of dilutive securities:
  Employee stock options                                                            9,650                    -
                                                                    -------------------------------------------

Denominator for diluted earnings (loss) per share - adjusted
weighted-average shares and assumed conversions                                   196,226              154,938
                                                                    ===========================================

Earnings (loss) per share under Canadian GAAP
  Basic                                                                        $     0.66          $    (0.05)
  Diluted                                                                      $     0.62          $    (0.05)

                                                                  DOCUMENT 2

                           Research In Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
           For the Three Months and Six Months Ended August 28, 2004







                           RESEARCH IN MOTION LIMITED

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
           CONDITION AND RESULTS OF OPERATIONS FOR THE THREE
           MONTHS AND SIX MONTHS ENDED AUGUST 28, 2004 COMPARED
           TO THE THREE MONTHS AND SIX MONTHS ENDED AUGUST 30, 2003

October 6, 2004

                           Research In Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
           For the Three Months and Six Months Ended August 28, 2004



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read together with the unaudited interim consolidated financial statements and the accompanying notes (the "Consolidated Financial Statements") of Research In Motion Limited ("RIM" or the "Company") for the three months and six months ended August 28, 2004. The Consolidated Financial Statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). To the extent applicable to the Consolidated Financial Statements, these principles conform in all material respects with Canadian generally accepted accounting principles ("Canadian GAAP"), except as described in the "Commentary on Material Differences in the Company's Interim 2005 Financial Statements under U.S. GAAP compared to Canadian GAAP" and note 17 to the Consolidated Financial Statements.

All financial information herein is presented in United States dollars, except for certain financial information contained in tables which is expressed in thousands of United States dollars, and as otherwise indicated.

We have prepared the MD&A with reference to National Instrument 51-102 "Continuous Disclosure Obligations" of the Canadian Securities Administrators. This MD&A is prepared as of October 6, 2004. You should read the MD&A in conjunction with our unaudited consolidated financial statements for the Company's second quarter of fiscal 2005.

Additional financial information, including the Company's Annual Information Form, can be found on SEDAR at www.sedar.com.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements relating to:

  o the Company's expectations with respect to the average sales price and monthly average revenue per unit for its BlackBerry handhelds in fiscal 2005;
  o the Company's expectations with respect to its overall handheld sales mix;
  o the Company's expectations relating to migration of its direct BlackBerry subscriber base to its carrier customers;
  o     the Company's plans and expectations with respect to the NTP matter;
  o     RIM's revenue and earnings expectations
  o     anticipated growth in RIM's subscriber base; and
  o the Company's expectations with respect to the sufficiency of its financial resources.

                           Research In Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
           For the Three Months and Six Months Ended August 28, 2004


The words "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", "plan" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, which are discussed in greater detail in the "Risk Factors" sections of RIM's Annual Information Form, which is included in the fiscal 2004 Annual Report on Form 40-F:

  o     possible failure of RIM's appeal of the judgment in the NTP litigation;
  o third-party claims for infringement of intellectual property rights by RIM;
  o RIM's ability to successfully obtain patent or other proprietary or statutory protection for its technologies and products;
  o RIM's ability to enhance current products and develop and introduce new products;
  o the efficient and uninterrupted operation of RIM's network operations center and the networks of its carrier partners;
  o RIM's ability to establish new, and to build on existing, relationships with its network carrier partners;
  o RIM's reliance on its suppliers for functional components and the risk that suppliers will not be able to supply components on a timely basis;
  o     competition;
  o effective management of growth and ongoing development of RIM's service and support operations;
  o a breach of RIM's security measures, or an inappropriate disclosure of confidential corporate or personal information;
  o reduced spending by customers due to the uncertainty of economic and geopolitical conditions;
  o     RIM's dependence on a limited number of significant customers;
  o     fluctuations in quarterly financial results;
  o     reliance on third-party network developers;
  o     foreign exchange risks;
  o changes in interest rates affecting RIM's investment portfolio and the creditworthiness of its investment portfolio;
  o     the continued quality and reliability of RIM's products;
  o     RIM's ability to manage production facilities efficiently;
  o     risks associated with foreign operations;
  o     dependence on key personnel;
  o     continued use and expansion of the Internet;
  o     regulation, certification and health risks; and
  o     tax liabilities associated with RIM's worldwide operations.

                           Research In Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
           For the Three Months and Six Months Ended August 28, 2004


These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

STOCK SPLIT

The Company declared an effective two-for-one stock split in the form of a one-for-one stock dividend payable on June 4, 2004 to all shareholders of record on May 27, 2004. All earnings (loss) per share data for prior periods have been adjusted to reflect this stock split. See "Results of Operations - Net Income (Loss)" and note 3 (a) to the Consolidated Financial Statements.

COMMON SHARES OUTSTANDING

On October 1, 2004 there were 187,707,201 common shares and 13,058,361 options outstanding.

OVERVIEW

RIM is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to email, phone, SMS (short message service), organizer, Internet and intranet-based corporate data applications. RIM also licenses its technology to industry leading handset and software vendors to enable these companies to offer wireless data services using the BlackBerry Enterprise Server ("BES") and BlackBerry Internet Service ("BIS"). RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM's products, services and embedded technologies are commercially available through a variety of offerings including the BlackBerry wireless platform, the RIM wireless handheld product line, technical support services and BlackBerry licensing relationships. The Company's sales and marketing efforts include collaboration with strategic partners and distribution channel relationships to promote the sales of its products and services as well as its own supporting sales and marketing teams.

Sources of Revenue

RIM's primary revenue stream is its BlackBerry wireless solution, which includes sales of wireless handhelds, software and service. The BlackBerry wireless solution provides users with a wireless extension of their work and personal email accounts, including Microsoft Outlook, Lotus Notes, MSN/Hotmail and POP3/ISP email. In addition, the BlackBerry wireless solution,

                           Research In Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
           For the Three Months and Six Months Ended August 28, 2004


through its Mobile Data Service functionality, allows users to access data from their enterprise and intranet applications using the BlackBerry architecture.

RIM generates revenues from sales of BlackBerry wireless handhelds, which provide users with the ability to send and receive wireless messages and data. RIM's BlackBerry wireless handhelds also incorporate a personal organizer including contact and calendar functionality, which can synchronize with the user's desktop PIM system, and web-browsing capability. RIM has developed various models of its BlackBerry wireless handhelds, including models that integrate a mobile phone with other wireless data and PIM features.

RIM generates revenues from service billings to its BlackBerry subscriber base. The Company's service revenue is generated in one of two forms: (i) a monthly infrastructure access fee to a carrier/distributor where a carrier or other distributor bills the BlackBerry subscriber; or (ii) a monthly service fee charged by RIM directly to end-customers where RIM has purchased airtime from certain carriers and resold it directly to BlackBerry subscribers.

An important part of RIM's BlackBerry wireless solution is the software that is installed on desktop personal computers and/or at the corporate server level. Software revenues include fees from (i) licensing RIM's BES software; (ii) client access licenses ("CALs"), which are charged for each subscriber using the BlackBerry service; and (iii) maintenance and upgrades to software.

BlackBerry Connect is RIM's licensing program that enables mobile device manufacturers to equip their handsets with the integrated ability to connect to a BES. BlackBerry Connect is designed to help provide a more open, global platform and address the distinct needs of end users, IT departments, carriers and licensees. RIM's BIS-related services use the same wireless architecture and infrastructure that is being used by RIM's enterprise BlackBerry handheld customers.

Revenues are also generated from sales of accessories, repair and maintenance programs, non-recurring engineering services ("NRE"), technical support and radio modems to original equipment manufacturers ("OEM radios").

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

General

The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management's historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying

                           Research In Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
           For the Three Months and Six Months Ended August 28, 2004


values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates.

The Company's Critical Accounting Policies have been reviewed and discussed with the Company's Audit Committee. There have been no changes to the Company's Critical Accounting Policies and Estimates from those disclosed as at May 29, 2004.

REVENUE RECOGNITION

The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. In addition to this general policy, the following paragraphs describe the specific revenue recognition policies for each major category of revenue.

Hardware

Revenue from the sale of BlackBerry handhelds is recognized when title is transferred to the customer and all significant contractual obligations that affect the customer's final acceptance have been fulfilled. Provisions are made at the time of sale for warranties, royalties and estimated product returns. For hardware products for which the software is deemed not to be incidental, the Company recognizes revenue in accordance with the American Institute of Certified Public Accountants Statement of Position 97-2, Software Revenue Recognition ("SOP 97-2").

If the historical data the Company uses to estimate product returns does not properly reflect future returns, these estimates could be revised. Future returns, if they were higher than estimated, would result in a reduction of revenue. To date, returns of handhelds and other products have been negligible. As a result, the Company's accrual with respect to such product returns is not significant.

Service

Revenue is recognized rateably on a monthly basis when the service is provided. In instances where the Company bills the customer prior to performing the service, the prepayment is recorded as deferred revenue.

Software

Revenue from licensed software is recognized at the inception of the licence term and in accordance with SOP 97-2. Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period that such items are delivered or that services are provided.

                           Research In Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
           For the Three Months and Six Months Ended August 28, 2004



Other

Revenue from the sale of accessories is recognized when title is transferred to the customer and all significant contractual obligations that affect the customer's final acceptance have been fulfilled. Provisions are made at the time of sale for applicable warranties, royalties and estimated product returns. Technical support contracts extending beyond the current period are recorded as deferred revenue. Revenue for non-recurring engineering contracts is recognized as specific contract milestones are met. The attainment of milestones approximates actual performance.

The Company enters into transactions that represent multiple-element arrangements, which may include any combination of hardware, service and software. These multiple-element arrangements are assessed to determine whether they can be separated into more than one unit of accounting or element for the purpose of revenue recognition. When the appropriate criteria for separating revenue into more than one unit of accounting is met and there is vendor specific objective evidence of fair value for all units of accounting or elements in an arrangement, the arrangement consideration is allocated to the separate units of accounting or elements based on each unit's relative fair value. This vendor specific objective evidence of fair value is established through prices charged for each revenue element when that element is sold separately. The revenue policies described below are then applied to each unit of accounting.

Allowance for Doubtful Accounts and Bad Debt Expense

RIM has historically been dependent on a small but increasing number of significant customers and on large complex contracts with respect to sales of the majority of its products, software and services. The Company expects this trend of increasing trade receivables balances with its large customers to continue as it sells an increasing number of its wireless handheld and software products and service relay access through network carriers and resellers rather than directly. The Company evaluates the collectibility of its trade receivables based upon a combination of factors on a periodic basis.

When the Company becomes aware of a specific customer's inability to meet its financial obligations to the Company (such as in the case of bankruptcy filings or material deterioration in the customer's operating results or financial position, payment experiences and existence of credit risk insurance for certain customers), RIM records a specific bad debt provision to reduce the customer's related trade receivable to its estimated net realizable value. If circumstances related to specific customers change, the Company's estimates of the recoverability of trade receivables could be further adjusted.

INVENTORY

Raw materials are stated at the lower of cost and replacement cost. Work in process and finished goods inventories are stated at the lower of cost and net realizable value. Cost includes the cost of materials plus direct labor applied to the product and the applicable share of manufacturing overhead. Cost is determined on a first-in-first-out basis.

                           Research In Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
           For the Three Months and Six Months Ended August 28, 2004


The Company's policy for the valuation of inventory, including the determination of obsolete or excess inventory, requires management to estimate the future demand for the Company's products within specific time horizons. Inventory purchases and purchase commitments are based upon such forecasts of future demand and scheduled rollout of new products. The business environment in which RIM operates is subject to rapid changes in technology and customer demand. The Company performs a detailed assessment of inventory each reporting period, which includes a review of, among other factors, demand requirements, component part purchase commitments, product life cycle and development plans, component cost trends, product pricing and quality issues. If customer demand subsequently differs from the Company's forecasts, requirements for inventory write-offs that differ from the Company's estimates could become necessary. If management believes that demand no longer allows the Company to sell inventories above cost or at all, such inventory is written down to net realizable value or excess inventory is written off.

VALUATION OF LONG-LIVED ASSETS, INTANGIBLE ASSETS AND GOODWILL

The Company assesses the impairment of identifiable intangibles, long-lived assets and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The largest component of Intangible assets is the net book value of licenses. Under certain such license agreements, RIM is committed to current and future royalty payments based on the sales of products using certain licensed technologies. The Company recognizes its liability for royalty payments in accordance with the terms of the license agreements. Where license agreements are not yet finalized, RIM recognizes its current estimates of the obligation in Accrued liabilities on the Consolidated Balance Sheets. When the agreements are subsequently finalized, the estimate will be revised accordingly. License agreements involving up front payments are capitalized and are then amortized over the lesser of five years or on a per unit basis based upon the Company's projected number of units to be sold during the terms of the license agreements. See "Results of Operations - Amortization". Unforeseen events, changes in circumstances and market conditions, and material differences in the value of licenses and other long-lived and intangible assets and goodwill due to changes in estimates of future cash flows could affect the fair value of the Company's assets and require an impairment charge. Intangible assets are reviewed quarterly to determine if any events have occurred that would warrant further review. In the event that a further assessment is required, the Company will analyze estimated future cash flows.

In connection with business acquisitions completed by the Company, the Company has identified and estimated the fair value of assets acquired including certain identifiable intangible assets other than goodwill and liabilities assumed in the acquisitions. Any excess of the purchase price over the estimated fair value of the identified net assets was assigned to goodwill.

                           Research In Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
           For the Three Months and Six Months Ended August 28, 2004


INCOME TAXES

The Company's deferred tax asset balance represents temporary differences between the financial reporting and tax bases of assets and liabilities, including research and development costs and incentives, financing costs, capital assets, non-deductible reserves, operating loss carryforwards and capital loss carryforwards, net of valuation allowances. The Company evaluates its deferred tax assets based upon cumulative losses in recent years, estimated future earnings as per internal forecasts for periods in which temporary differences become deductible as well as prudent and feasible tax planning strategies. The Company records a valuation allowance to reduce deferred income tax assets to the amount that is more likely than not to be realized. In fiscal 2003, the Company determined that it was no longer able to satisfy the "more likely than not" standard under U.S. GAAP with respect to the valuation of its deferred income tax asset balance and recorded a full valuation allowance against the entire deferred tax asset balance.

Should RIM determine that it is more likely than not that it is able to realize its deferred tax assets in future fiscal periods in excess of its net recorded amount, the valuation allowance would be reduced, resulting in an increase to net income in the reporting periods when such determinations are made.

LITIGATION

The Company is currently involved in patent litigation where it is seeking to protect its patents (see note 14(b) to the Consolidated Financial Statements) and where it is seeking to defend itself in a patent infringement suit (the "NTP matter" - see note 11 to the Consolidated Financial Statements). RIM capitalizes costs incurred for patent litigation where it is seeking to protect its patents.

If the Company is not successful in such litigation to protect its patents, RIM will review its related intangible asset balance, including previously capitalized litigation costs, for impairment. RIM has recorded liabilities for the estimated probable costs for the resolution of the NTP matter, based upon court rulings to date and the Company's current and estimated future costs with respect to ongoing legal fees. The actual resolution of the NTP matter may differ materially from these estimates as a result of future rulings issued by the appellate courts at the conclusion of the appeals process, or by the United States Patent and Trademark Office ("PTO") in connection with its re-examinations of the five patents-in-suit. Future quarterly or annual financial reporting may be materially affected, either adversely or favorably, as a result of future rulings by the courts and the PTO. As additional information becomes available, the Company assesses the potential liability relating to pending patent litigation and revises its estimates as required.

                           Research In Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
           For the Three Months and Six Months Ended August 28, 2004


WARRANTY

The Company provides for the estimated costs of product warranties at the time revenue is recognized. BlackBerry handheld products are generally covered by a time-limited warranty for varying periods of time. The Company's warranty obligation is affected by product failure rates, changes in warranty periods, material usage and other related repair costs, and service delivery expense.

The Company's estimates of costs are based upon historical experience and expectations of future return rates and unit warranty expense. To the extent that the Company experiences increased warranty activity or increased costs associated with servicing those obligations, revisions to the estimated warranty liability would be required.

INVESTMENTS

Investments classified as available for sale under Statement of Financial Accounting Standards 115 are carried at market value. Changes in market values are accounted for through accumulated other comprehensive income, until such investments mature or are sold.

Investments with maturities in excess of one year include those categorized as available-for-sale and held-to-maturity for accounting purposes. The Company does not exercise significant influence with respect to any of these investments.

The Company assesses declines in the value of individual investments to determine whether the decline is other-than-temporary and thus the investment is impaired. The Company makes this assessment by considering available evidence, including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the market value has been less than cost, the financial condition and the near-term prospects of the individual investment. In the event that a decline in the fair value of a held-to-maturity investment occurs and the decline in value is considered to be other than temporary, an appropriate write-down would be recorded.

SUMMARY RESULTS OF OPERATIONS - SECOND QUARTER OF FISCAL 2005 COMPARED TO THE SECOND QUARTER OF FISCAL 2004

The following table sets forth certain unaudited consolidated statement of operations data, which is expressed in thousands of dollars and as a percentage of revenue for the interim periods indicated and unaudited consolidated balance sheet data as at August 28, 2004:

                           Research In Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
           For the Three Months and Six Months Ended August 28, 2004


                                              As at and for the Three Months Ended                   Change
                                         August 28, 2004                August 30, 2003             2004/2003
                               ---------------------------------------------------------------------------------
                              |                   (in thousands, except for per share amounts) |               |
                              |                             |                                  |               |
Revenue                       |      $ 310,182       100.0% |        $125,679          100.0%  |    $184,503   |
                              |                             |                                  |               |
Cost of sales                 |        151,501        48.8% |          72,711 (1)      57.9%   |     78,790    |
                              |-----------------------------|----------------------------------|---------------|
Gross margin                  |        158,681        51.2% |          52,968           42.1%  |     105,713   |
                              |-----------------------------|----------------------------------|---------------|
                              |                             |                                  |               |
Expenses                      |                             |                                  |               |
                              |                             |                                  |               |
 Research and                 |                             |                                  |               |
 development                  |         24,588         7.9% |          14,701           11.7%  |       9,887   |
 Selling, marketing and       |                             |                                  |               |
 administration               |         44,016        14.2% |          25,424 (1)       20.2%  |      18,592   |
 Amortization                 |          9.442         3.1% |           7,263 (1)        5.8%  |       2,179   |
                              |-----------------------------|----------------------------------|---------------|
  Sub-total                   |         78,046        25.2% |          47,388           37.7%  |      30,658   |
                              |-----------------------------|----------------------------------|---------------|
                              |                             |                                  |               |
Litigation (2)                |         18,304         5.9% |           5,653            4.5%  |      12,651   |
                              |-----------------------------|----------------------------------|---------------|
                              |         96,350        31.1% |          53,041           42.2%  |      43,309   |
                              |-----------------------------|----------------------------------|---------------|
Income (loss) from operations |         62,331        20.1% |            (73)           (0.1%) |       62,404  |
                              |                             |                                  |               |
Investment income             |          8,588         2.8% |           2,222            1.8%  |       6,366   |
                              |-----------------------------|----------------------------------|---------------|
                              |                             |                                  |               |
Income (loss) before          |                             |                                  |               |
income taxes                  |         70,919        22.9% |           2,149            1.7%  |      68,770   |
                              |                             |                                  |               |
Provision for income tax (3)  |            326         0.1% |               -               -  |         326   |
                              |-----------------------------|----------------------------------|---------------|
Net income                    |       $ 70,593        22.8% |        $  2,149            1.7%  |    $ 68,444   |
                              |=============================|=================     =========== |=============  |
                              |                             |                                  |               |
Earnings per share (4)        |                             |                                  |               |
 Basic                        |       $   0.38              |         $  0.01                  |     $  0.37   |
                              |================             | ================                 |=============  |
 Diluted                      |       $   0.36              |         $  0.01                  |     $  0.35   |
                              |================             | ================                 |=============  |
                               -----------------------------

Total assets                        $2,156,574                       $894,823
Total liabilities                      282,478                        186,319
Shareholders' equity                $1,874,096                       $708,504


                           Research In Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
           For the Three Months and Six Months Ended August 28, 2004


Notes:
------

(1) During the third quarter of fiscal 2004, the Company reclassified costs associated with its BlackBerry network operations center and its technical and service support operations center to Cost of sales. Such costs were previously included in Selling, marketing and administration expense. In addition, amortization expense related to manufacturing operations and BlackBerry network operations has been reclassified to Cost of sales. Such amortization was previously included in Amortization expense. All comparative amounts were reclassified to conform to this new presentation. There were no changes to previously reported net income (loss) as a result of any of these reclassifications.

(2) See "Results of Operations - Litigation" and note 11 to the Consolidated Financial Statements.

(3) See "Results of Operations - Income Taxes" and note 12 to the Consolidated Financial Statements.

(4)  See "Stock Split" and note 3 (a) to the Consolidated Financial
     Statements.

EXECUTIVE SUMMARY

As the above table highlights, the Company's results reflect strong growth in RIM's business, which yielded a significant increase in net income during the second quarter of fiscal 2005 versus the comparable period in fiscal 2004. The key factors that contributed to this improvement in net income are discussed below. A more comprehensive analysis of these factors is presented in "Results of Operations".

The Company's net income increased by $68.4 million to $70.6 million or $0.38 basic earnings per share and $0.36 diluted earnings per share in the second quarter of fiscal 2005, compared to net income of $2.1 million or $0.01 per share, basic and diluted, in the second quarter of fiscal 2004.

SECOND QUARTER 2005 KEY FACTORS

Revenue and resulting gross margin growth

Revenue increased by $184.5 million to $310.2 million in the second quarter of fiscal 2005 compared to $125.7 million in the preceding year's second quarter. The number of BlackBerry handhelds sold increased by 369,000 or 207.1% to 547,000 in the second quarter of fiscal 2005 compared to 178,000 in the second quarter of fiscal 2004. Average selling price ("ASP") increased to $402 in the current quarter from $372 in the second quarter of fiscal 2004. Handheld revenues increased by $153.6 million or 231.9% to $219.9 million in the second quarter of fiscal 2005. Service revenue increased by $14.1 million to $54.2 million, reflecting

                           Research In Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
           For the Three Months and Six Months Ended August 28, 2004


the Company's net increase in BlackBerry subscribers during the period. Software revenue increased by $14.5 million to $25.8 million in the second quarter of fiscal 2005.

Gross margin increased to $158.7 million or 51.2% of revenue in the second quarter of fiscal 2005, compared to $53.0 million or 42.1% of revenue in the same period of the previous fiscal year as a direct result of the $184.5 million revenue increase and the realization of certain related cost efficiencies. The increase of 9.1% in gross margin in the second quarter of fiscal 2005 is attributable to the Company's continuing cost reduction efforts for its handhelds and service revenue streams, increased manufacturing and service delivery cost efficiencies as a result of the increase in handheld volumes and subscribers, as well as favorable changes in BlackBerry handheld product mix.

Research and development, Selling, marketing and administration, and Amortization

The Company continued to focus on prudent overall cost management while making selective cost investments necessary to support its growth, new product development and international expansion. Research and development, Selling, marketing and administration, and Amortization expenses increased by $30.6 million to $78.0 million in the second quarter of fiscal 2005 from $47.4 million in the second quarter of fiscal 2004. As a percentage of revenue, Research and development, Selling, marketing and administration, and Amortization expenses declined to 25.2% during the second quarter of fiscal 2005 compared to 37.7% in the second quarter of fiscal 2004, reflecting efficiencies and earnings leverage in the Company's business model that have been realized due to the increases in revenues and gross margin.

Litigation charges

Litigation expense totalled $18.3 million in second quarter of fiscal 2005, an increase of $12.6 million compared to $5.7 million in comparable period of fiscal 2004, as a direct result of the increase in U.S. infringing revenues, as determined by the United States District Court for the Eastern District of Virginia (the "District Court"). See "Results of Operations - Litigation" and
note 11 to the Consolidated Financial Statements.

Investment income

Investment income increased by $6.4 million to $8.6 million in the second quarter of fiscal 2005 from $2.2 million in the comparable period of fiscal 2004, as a result of an increase in cash, cash equivalents, short-term investments and investments following the Company's public offering of common shares in January 2004, as well as improved investment yields.

                           Research In Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
           For the Three Months and Six Months Ended August 28, 2004



SELECTED QUARTERLY FINANCIAL DATA

The following table sets forth RIM's unaudited quarterly consolidated results of operations data for each of the eight most recent quarters ended August 28, 2004. The information has been derived from RIM's unaudited consolidated financial statements that, in management's opinion, have been prepared on a basis consistent with the Consolidated Financial Statements and include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of information when read in conjunction with the Consolidated Financial Statements. RIM's quarterly operating results have varied substantially in the past and may vary substantially in the future. Accordingly, the information below is not necessarily indicative of results for any future quarter.

                                          Fiscal 2005
                                            Second           First            Fourth              Third
                                            Quarter          Quarter          Quarter             Quarter
                                       -------------- ----------------   -----------------   -------------------
                                                      (in thousands, except per share data)

Revenue                                     $310,182         $269,611        $  210,585            $153,891

Gross margin                                 158,681          134,633           103,476              72,398 (1)

Research and develop-ment, Selling,
marketing and administration, and
Amortization                                  78,046           70,249            56,889              49,132 (1)

Litigation (2)                                18,304           15,579            12,874               9,201

Investment (income)                           (8,588)          (6,460)           (3,624)             (2,264)
                                       -------------- ----------------   ----------------   ----------------
Income before income taxes                    70,919           55,265            37,337              16,329

Income taxes (4)                                 326              293            (4,200)                  -
                                       -------------- ----------------   ----------------   ----------------
Net income                                  $ 70,593         $ 54,972         $  41,537            $ 16,329
                                       ============== ================   ================   ================

Earnings per share (5)
  Basic                                      $  0.38          $  0.30         $    0.24             $  0.10

  Diluted                                    $  0.36          $  0.28         $    0.23             $  0.10

 ------------------------------------------------------------------------------------------------------------
| Research and development                  $ 24,588         $ 20,379         $  17,877            $ 15,673  |
|                                                                                                            |
| Selling, marketing and                                                                                     |
| administration (1)                          44,016           40,822             32,310             26,233  |
|                                                                                                            |
| Amortization (1)                             9,442            9,048              6,702              7,226  |
|                                     ---------------- ----------------   ----------------   ----------------|
|                                           $ 78,046         $ 70,249           $ 56,889           $ 49,132  |
|                                     ================ ================   ================   ================|
 ------------------------------------------------------------------------------------------------------------

                           Research In Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
           For the Three Months and Six Months Ended August 28, 2004


                                                    Fiscal 2004                          Fiscal 2003
                                        ---------------------------------   ----------------------------------
                                             Second            First             Fourth            Third
                                            Quarter           Quarter           Quarter           Quarter
                                        ----------------  ---------------   ----------------  ----------------
                                                        (in thousands, except per share data)

Revenue                                        $125,679       $ 104,461          $  87,502           $ 74,176

Gross margin (1)                                 52,968          42,409             35,894             28,988

Research and development, Selling,
marketing and administration (1),
and Amortization (1)                             47,388          45,632             43,948             52,434

Restructuring charge (3)                              -               -                  -              6,550

Litigation (2)                                    5,653           7,459             25,540             27,760

Investment (income)                              (2,222)         (2,496)            (2,498)            (2,901)
                                         ----------------  ---------------   ----------------  ----------------

Income (loss) before income taxes                 2,149          (8,186)           (31,096)           (54,855)

Income taxes (4)                                      -               -                  -             37,937
                                        ----------------  ---------------   ----------------  ----------------

Net income (loss)                              $  2,149        $ (8,186)          $(31,096)        $  (92,792)
                                        ================  ===============   ================  ================
Earnings (loss) per share -
basic and diluted (5)                          $   0.01        $  (0.05)          $  (0.20)        $    (0.60)

 --------------------------------------------------------------------------------------------------------------
| Research and development                     $ 14,701        $ 14,387           $ 12,535         $   16,843  |
|                                                                                                              |
| Selling, marketing and                                                                                       |
| administration (1)                             25,423          24,525             24,979             29,979  |
|                                                                                                              |
| Amortization (1)                                7,264           6,720              6,434              5,612  |
|                                       ----------------  ---------------   ----------------  ---------------- |
|                                              $ 47,388        $ 45,632           $ 43,948         $   52,434  |
|                                       ================  ===============   ================  ================ |
|                                                                                                              |
 --------------------------------------------------------------------------------------------------------------

Notes:
------

(1) During the third quarter of fiscal 2004, the Company reclassified costs associated with its BlackBerry network operations center and its technical and service support operations centre to Cost of sales. Such costs were previously included in Selling, marketing and administration expense. In addition, amortization expense related to manufacturing operations and BlackBerry network operations has been reclassified to Cost of sales. Such amortization was previously included in Amortization expense. All comparative amounts were reclassified to conform to this new presentation. There were no changes to previously reported net income (loss) as a result of any of these reclassifications.

                           Research In Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
           For the Three Months and Six Months Ended August 28, 2004



(2) See "Results of Operations - Litigation" and note 11 to the Consolidated Financial Statements.

(3) See "Results of Operations - Restructuring Charges" and note 10 to the Consolidated Financial Statements.

(4) See "Results of Operations - Income Taxes" and note 12 to the Consolidated Financial Statements.

(5)  See "Stock Split" and note 3 (a) to the Consolidated Financial Statements.


RESULTS OF OPERATIONS

Three months ended August 28, 2004 compared to the three months ended August 30, 2003

Revenue

Revenue for the second quarter of fiscal 2005 was $310.2 million, an increase of $184.5 million or 146.8% from $125.7 million in the second quarter of fiscal 2004.

A comparative revenue breakdown is set forth in the following table:

                                                                    Change
                      Q2 2005                Q2 2004              2005/2004
            -------------------------------------------------------------------
 Handhelds |  $ 219,860      70.9% |  $ 66,233     52.7%     $ 153,627    231.9%
 Service   |     54,222      17.5% |    40,140     31.9%        14,082     35.1%
 Software  |     25,801       8.3% |    11,257      9.0%        14,544    129.2%
 Other     |     10,299       3.3% |     8,049      6.4%         2,250     28.0%
           |-----------------------|--------------------------------------------
           |  $ 310,182     100.0% | $ 125,679    100.0%     $ 184,503    146.8%
           |=======================|============================================
            -----------------------

Handheld revenues increased by $153.6 million or 231.9% to $219.9 million or 70.9% of consolidated revenues in the second quarter of fiscal 2005 compared to $66.2 million or 52.7% of consolidated revenues in the second quarter of fiscal 2004. This increase in handheld revenues over the prior year's period is primarily attributable to a volume increase of 207.1% or 369,000 units to approximately 547,000 from approximately 178,000 in the second quarter of fiscal 2004. The Company launched a number of new products in fiscal 2004 and fiscal 2005 that operate on the GPRS, iDEN and CDMA1X wireless networks, which account for the volume growth. ASP increased to $402 in the current quarter from $372 in the second quarter of fiscal 2004, primarily as a result of a significantly higher percentage of higher priced color handhelds in the product mix during the current quarter compared to the second quarter of

                           Research In Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
           For the Three Months and Six Months Ended August 28, 2004



fiscal 2004. The Company's ASP continues to be influenced by the impact of product mix in two primary ways: (i) the percentage of new BlackBerry 6200 monochrome/7200 color handheld series versus the 6500/6700 and 7500/7700 handheld series; and (ii) the mix between monochrome and color BlackBerry handhelds, as the percentage of color handhelds, which are more expensive, in the total mix of handhelds sold was significantly higher in the current quarter compared to the second quarter of fiscal 2004. The Company experienced a continuing increase in the percentage of color products in its overall handheld sales mix during the second quarter of fiscal 2005 and expects this trend to continue for the balance of fiscal 2005. The Company expects its ASP to decline as a result of product mix, new product introductions, a continued drive to expand the Company's prosumer offering, BIS, and increased competition in the industry.

Service revenue increased $14.1 million or 35.1% to $54.2 million and comprised 17.5% of consolidated revenue in the second quarter of fiscal 2005, compared to $40.1 million in the second quarter of fiscal 2004. BlackBerry subscribers increased by net 317,000 to approximately 1,657,000 from 1,339,000 as at May 29, 2004. The Company has continued to experience some net migration of its direct ("full email") BlackBerry subscriber base to its carrier customers, for whom RIM provides lower priced "relay" services. The Company expects this net migration to continue as data-only BlackBerry subscribers upgrade to voice-enabled handhelds. The monthly average revenue per unit ("ARPU") for service is therefore expected to continue to decline in fiscal 2005 as a result of the aforementioned migration and also as the continuing net increase in the BlackBerry subscriber base represents subscribers for which RIM receives a monthly relay access fee from its carrier customers, rather than direct subscribers who purchase full e-mail service from RIM.

Software revenues include fees from licensed BES software, CALs, maintenance and upgrades. Software revenues increased $14.5 million to $25.8 million in the second quarter of fiscal 2005 from $11.3 million in the second quarter of fiscal 2004, generally in line with the growth in handheld revenues during the second quarter of fiscal 2005.

Other revenue, which includes, accessories, repair and maintenance programs, NRE, technical support and sundry miscellaneous, increased to $10.3 million in the second quarter of fiscal 2005 compared to $8.0 million in the second quarter of fiscal 2004. Growth in revenue streams such as accessories and non-warranty repair was partially offset by a reduction in revenues for OEM radios sold in the prior year.

Based on current handheld orders, growth attributable to the introduction of the 7100 Series handhelds and subscriber growth forecasts, the Company is projecting revenue to increase for the third quarter of fiscal 2005, compared to the second quarter of 2005.

GROSS MARGIN

Gross margin increased by $105.7 million or 199.6% to $158.7 million or 51.2% of revenue in the second quarter of fiscal 2005, compared to $53.0 million or 42.1% of revenue in the same period of the previous fiscal year. The net improvement in consolidated gross margin

                           Research In Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
           For the Three Months and Six Months Ended August 28, 2004


percentage was due to an increase in service and software revenues, reductions in certain component part costs, improved manufacturing efficiencies and component parts usage as a result of the higher volume of handhelds during the second quarter of fiscal 2005 compared to the comparable period in fiscal 2004, the impact of the increase in the 6200/7200 product series versus the 6500/6700 product series, and the increase in color versus mono handhelds. Additionally, as the Company's handheld shipments continue to increase, the per unit royalty cost with respect to the amortization of the Company's licensing agreements has decreased, resulting in increased gross margin (see discussion in Valuation of long-lived assets, intangible assets and goodwill set out in Critical Accounting Policies and Estimates). The Company's service margins are also increasing because the Company has realized cost efficiencies in its network operations infrastructure as a result of the increase in BlackBerry subscribers, for which the Company receives relay fees and resulting gross margin from its carrier customers.

The Company is currently forecasting gross margin for the third quarter of fiscal 2005 to be slightly higher than the second quarter of fiscal 2005. This projected increase is due to improving economies of scale in manufacturing and services operations, as well as some NRE revenue for new product development in the upcoming quarter.

RESEARCH AND DEVELOPMENT, SELLING, MARKETING AND ADMINISTRATION, AND AMORTIZATION EXPENSE

The table below presents a comparison of Research and development, Selling, marketing and administration, and Amortization expenses for the quarter ended August 28, 2004 compared to the quarter ended May 29, 2004 and the quarter ended August 30, 2003 in the table below. The Company believes it is meaningful to also provide a comparison between the second quarter and the first quarter of fiscal 2005, given the quarterly increases in revenue realized by the Company during fiscal 2005.


                                                   Three Month Fiscal Periods Ended
                               AUGUST 28, 2004               May 29, 2004                 August 30, 2003
                        --------------------------------------------------------------------------------------

                                             % OF                         % of                          % of
                                 $         REVENUE           $           Revenue           $           Revenue

Revenue                     $ 310,182                    $ 269,611                     $ 125,679
                        --------------------------------------------------------------------------------------

Research and development     $ 24,588         7.9%        $ 20,379          7.6%        $ 14,701        11.7%

Selling, marketing and         44,016        14.2%          40,822         15.1%          25,424        20.2%
administration

Amortization                    9,442         3.1%           9,048          3.4%           7,263         5.8%
                        --------------------------------------------------------------------------------------
                             $ 78,046        25.2%        $ 70,249         26.1%        $ 47,388        37.7%
                        ======================================================================================

                           Research In Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
           For the Three Months and Six Months Ended August 28, 2004



RESEARCH AND DEVELOPMENT

Research and development expenditures increased by $9.9 million to $24.6 million or 7.9% of revenue in the quarter ended August 28, 2004 compared to $14.7 million or 11.7% of revenue in the previous year's second quarter.

Research and development expenditures consist primarily of salaries for technical personnel, engineering materials, software tools and related information technology infrastructure support.

The majority of the increases during the second quarter of fiscal 2005, compared to the second quarter of fiscal 2004, were attributable to salaries and benefits (primarily as a result of increased personnel to accommodate the Company's growth), third party new product development costs, and certification and tooling expenses.

SELLING, MARKETING AND ADMINISTRATION EXPENSES

Selling, marketing and administrative expenses increased by $18.6 million to $44.0 million for the second quarter of fiscal 2005 versus $25.4 million for the comparable period in fiscal 2004. As a percentage of revenue, selling, marketing and administrative expenses declined to 14.2% in the current quarter versus 20.2% in the comparable quarter of the preceding fiscal period.

The net increase of $18.6 million was primarily attributable to increased expenditures for marketing, advertising and promotion expenses, and compensation expense. Other increases were attributable to recruiting, consulting and external advisory costs, travel and legal fees.

AMORTIZATION

Amortization expense on account of capital and intangible assets increased by $2.2 million to $9.4 million for the second quarter of fiscal 2005 compared to $7.3 million for the comparable period in fiscal 2004. The expense in the second quarter of fiscal 2005 reflects incremental amortization with respect to certain capital asset expenditures for the first half of fiscal 2005 and certain capital and certain intangible asset expenditures the last two quarters of fiscal 2004.

Amortization expense with respect to the Company's manufacturing operations, BlackBerry service operations and licenses (a component of Intangible assets) is charged to Cost of sales in the Consolidated Statements of Operations and Deficit and was $7.3 million in the second quarter of fiscal 2005 (2004 - $7.6 million).

During the second quarter of fiscal 2005, the Company revised its amortization method to straight-line amortization and determined estimated useful lives of five to eight years, from the 20% declining balance method, for such capital assets, which better reflects a more realistic utilization and capacity patterns for these capital assets in the Company's manufacturing and research and development operations on a prospective basis, effective for the second quarter of fiscal 2005. This change resulted in incremental amortization expense of $1.0 million for Q2; $0.6 million is included in Cost of sales, with the balance included in Amortization.

                           Research In Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
           For the Three Months and Six Months Ended August 28, 2004


LITIGATION

As has been more fully disclosed in the Company's annual consolidated financial statements and notes for the fiscal years ended February 28, 2004 and March 1, 2003, the Company is the defendant in a patent litigation matter brought by NTP, Inc. ("NTP") alleging that the Company infringed on eight of NTP's patents. See also note 11 - Litigation to the Consolidated Financial Statements.

On June 7, 2004, the Company and NTP each made oral submissions before the Court of Appeals for the Federal Circuit (the "Appellate Court"). The Appellate Court has yet to rule on the appeal.

During the second quarter of fiscal 2005, the Company recorded an expense of $18.3 million to provide for additional estimated enhanced compensatory damages and estimated postjudgment interest. The $18.3 million attributable to enhanced compensatory damages and postjudgment interest was classified as Restricted cash on the Consolidated Balance Sheets as at August 28, 2004. The Company funded $18.3 million into an escrow account subsequent to the end of the second quarter of fiscal 2005 on September 27, 2004.

The Company will continue to contest this matter. As at the end of the Company's current fiscal quarter, the likelihood of any further loss and the ultimate amount of loss, if any, were not reasonably determinable. Consequently, no additional amounts, from those described above, have been provided for as NTP litigation expenses as at August 28, 2004. The actual resolution of the NTP matter may materially differ from the estimates as at August 28, 2004 as a result of future Appellate Court rulings at the conclusion of the appeals process, therefore potentially causing future quarterly or annual financial reporting to be materially affected, either adversely or favorably. On August 5, 2003, the District Court ruled on NTP's request for an injunction with respect to RIM continuing to sell the BlackBerry solution (handhelds, software and service) in the United States as well as entered judgment with respect to several previously announced monetary awards issued in favor of NTP. The Court granted NTP the injunction requested; however, the District Court then immediately granted RIM's request to stay the injunction sought by NTP pending the completion of RIM's appeal to the Appellate Court. If RIM is not able to overturn on the appeal the injunction, it may be unable to continue use, sell or manufacture its wireless handhelds and software in, or to import them into, the United States, or to provide BlackBerry service in the United States, which is the largest market for RIM's products and services, unless RIM is able to negotiate a license with NTP at that time, which may not be available to RIM at a reasonable cost or at all.

The Company expects to incur a charge of between $20.0 million and $22.0 million during the third quarter of fiscal 2005 with respect to the NTP litigation matter as a result of the Company's expected revenue growth in the U.S. marketplace.

During the second quarter of fiscal 2004, the Company recorded an expense of $7.3 million to provide for enhanced compensatory damages for the period June 1, 2003 to August 30, 2003, to provide for postjudgment interest for the period August 6, 2003 to August 30, 2003, and other net adjustments.

INVESTMENT INCOME

Investment income increased by $6.4 million to $8.6 million in the second quarter of fiscal 2005 from $2.2 million in the comparable period of fiscal 2004. The increase primarily reflects the significant increase in cash, cash equivalents, short-term investments and investments during the current quarter compared to the prior year's fiscal period, including $905.2 million in net proceeds from the Company's public offering during the fourth quarter of fiscal 2004.

INCOME TAXES

For the second quarter of fiscal 2005, the Company's income tax expense with respect to net income earned was $0.3 million and pertained to Canadian large corporation taxes and certain other minimum and foreign taxes. The Company's corporate tax expense was reduced by the utilization of previously unrecognized deferred tax assets. As at August 28, 2004, the Company determined that it was still not able to satisfy the "more likely than not" standard and continued to take a full valuation allowance on its available deferred tax assets. Deferred tax assets of approximately $83 million, excluding eligible scientific research and experimental development investment tax credits, as of August 28, 2004 have not been recognized for accounting purposes. This amount remains available for use against taxes on future profits. The Company will continue to evaluate and examine the valuation allowance on a regular basis and as future uncertainties are resolved, the valuation allowance may be adjusted accordingly.

NET INCOME

Net income was $70.6 million, or $0.38 per share basic and $0.36 per share diluted, in the second quarter of fiscal 2005 compared to net income of $2.1 million, or $0.01 per share basic and diluted, in the prior year's comparable period.

The Company had a weighted average 187,296 common shares outstanding (000's) for basic earnings per share ("EPS") and a weighted average 197,717 common shares outstanding for diluted EPS in the second quarter of fiscal 2005, compared to 155,324 common shares outstanding for basic EPS and 163,260 common shares outstanding for diluted EPS for the second quarter of fiscal 2004.

                           Research In Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
           For the Three Months and Six Months Ended August 28, 2004




SIX MONTHS ENDED AUGUST 28, 2004 COMPARED TO THE SIX MONTHS ENDED
AUGUST 30, 2003

Revenue

Revenue for first six months of fiscal 2005 was $579.8 million, an increase of $349.7 million or 151.9% from $230.1 million in the first six months of fiscal 2004.

A comparative revenue breakdown is set forth in the following table:

                                                                   Change
                   Q1 & Q2 2005          Q1 & Q2 2004             2005/2004
           ---------------------------------------------------------------------
Handhelds |  $ 404,050      69.7% | $ 117,939      51.2%    $ 286,111     242.6%
Service   |    106,374      18.3% |    79,182      34.4%       27,192      34.3%
Software  |     50,264       8.7% |    17,141       7.4%       33,123     193.2%
Other     |     19,105       3.3% |    15,878       7.0%        3,227      20.3%
          |-----------------------|---------------------------------------------
          |  $ 579,793     100.0% | $ 230,140     100.0%    $ 349,653     151.9%
           =====================================================================

Handheld revenues increased by $286.1 million or 242.6% to $404.0 million or 69.7% of consolidated revenues in the first six months of fiscal 2005 compared to $117.9 million or 51.2% of consolidated revenues in the first six months of fiscal 2004. This increase in handheld revenues over the prior year's period is primarily attributable to a volume increase of 237.3% or 721,000 units to approximately 1,025,000 from approximately 304,000 in the first six months of fiscal 2004. ASP increased to $394 in the current fiscal period compared to $388 in the comparable period of fiscal 2004.

Service revenue increased $27.2 million or 34.3% to $106.4 million and comprised 18.3% of consolidated revenue in the first six months of fiscal 2005, compared to $79.2 million in the first six months of fiscal 2004. BlackBerry subscribers increased by 588,000 to approximately 1,657,000 from 1,069,000 as at February 28, 2004.

Software revenues increased $33.1 million to $50.3 million in the first six months of fiscal 2005 from $17.1 million in the first six months of fiscal 2004.

Other revenue increased to $19.1 million in the first six months of fiscal 2005 compared to $15.9 million in the first six months of fiscal 2004. Growth in revenue streams such as accessories, NRE and non-warranty repair was partially offset by a reduction in OEM radio revenues.

                           Research In Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
           For the Three Months and Six Months Ended August 28, 2004



GROSS MARGIN

Gross margin increased by $197.9 million to $293.3 million or 50.6% of revenue in the first six months of fiscal 2005, compared to $95.4 million or 41.4% of revenue in the same period of the previous fiscal year. The 9.2% improvement in consolidated gross margin was due to an increase in service and software revenues, reductions in certain component part costs, improved manufacturing efficiencies and component parts usage as a result of the higher volume of handhelds during the first six months of fiscal 2005 compared to the comparable period in fiscal 2004, the impact of handheld product mix, increase in the 6200/7200 product series versus the 6500/6700 product series, and increase in color versus mono handhelds. Additionally, as the Company's handheld shipments continue to increase, the per unit royalty cost with respect to the amortization of the Company's licensing agreements has decreased, resulting in increased gross margin (see discussion in Valuation of long-lived assets, intangible assets and goodwill set out in Critical Accounting Policies and Estimates). The Company's service margins are also increasing because the Company has realized cost efficiencies in its network operations infrastructure as a result of the increase in BlackBerry subscribers, for which the Company receives relay fees and resulting gross margin from its carrier customers.

RESEARCH AND DEVELOPMENT, SELLING, MARKETING AND ADMINISTRATION, AND AMORTIZATION EXPENSE

RESEARCH AND DEVELOPMENT

Research and development expenditures increased by $15.9 million to $45.0 million or 7.8% of revenue for the six months ended August 28, 2004 compared to $29.1 million or 12.6% of revenue in the previous year's first six months.

The majority of the increases during the first six months of fiscal 2005, compared to the first six months of fiscal 2004, were attributable to salaries and benefits, third party new product development costs, and certification and tooling expenses

SELLING, MARKETING AND ADMINISTRATION EXPENSES

Selling, marketing and administrative expenses increased by $34.9 million to $84.8 million for the first six months of fiscal 2005 versus $49.9 million for the comparable period in fiscal 2004. As a percentage of revenue, selling, marketing and administrative expenses declined to 14.6% compared to 21.7% in the first six months of the preceding fiscal period.

The net increase of $34.9 million was primarily attributable to increased expenditures for marketing, advertising and promotion, and compensation. Additional increases were for recruiting and external advisory costs, travel and legal fees. The Company had a net foreign exchange loss of $2.5 million in the first six months of fiscal 2005 compared to a net foreign exchange loss of $0.1 million in the first six months of fiscal 2004.

                           Research In Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
           For the Three Months and Six Months Ended August 28, 2004


AMORTIZATION

Amortization expense on account of capital and intangible assets increased by $4.5 million to $18.5 million for the first six months of fiscal 2005 compared to $14.0 million for the comparable period in fiscal 2004.

Amortization expense with respect to the Company's manufacturing operations, BlackBerry service operations and licenses (a component of Intangible assets) is charged to Cost of sales in the Consolidated Statements of Operations and Deficit and was $16.3 million in the first six months of fiscal 2005 (first six months of 2004 - $11.7 million).

During the first quarter of fiscal 2005, the Company reviewed and re-evaluated the estimated useful lives of its Information technology capital assets and determined that the estimated useful lives should be reduced to periods of three and four years from five years. The impact of this reduction in the estimated remaining useful lives of these capital assets resulted in incremental amortization expense of $3.1 million in the first quarter of fiscal 2005. Of this amount, $2.6 million was included in Amortization, with the balance of $0.5 million included in Cost of sales.

LITIGATION

During the first half of fiscal 2005, the Company recorded an expense of $33.9 million to provide for additional estimated enhanced compensatory damages, estimated postjudgment interest, and current and estimated future costs with respect to ongoing legal fees.

During the first half of fiscal 2004, the Company recorded an expense of $13.1 million to provide for enhanced compensatory damages for the period March 2, 2003 to August 30, 2003, prejudgment interest, postjudgment interest for the period August 6, 2003 to August 30, 2003, and other net adjustments relating to the NTP matter.

INVESTMENT INCOME

Investment income increased by $10.3 million to $15.0 million in the first six months of fiscal 2005 from $4.7 million in the comparable period of fiscal 2004. The increase primarily reflects the increase in cash, cash equivalents, short-term investments and investments during the current fiscal period compared to the prior year's fiscal period, including $905.2 million in net proceeds from the Company's public offering during the fourth quarter of fiscal 2004.

INCOME TAXES

For the first six months of fiscal 2005, the Company's income tax expense with respect to net income earned was $0.6 million and pertained to Canadian large corporation taxes and certain other minimum and foreign taxes. The Company's corporate tax expense was reduced by the utilization of previously unrecognized deferred tax assets.

                           Research In Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
           For the Three Months and Six Months Ended August 28, 2004



NET INCOME (LOSS)

Net income was $125.6 million, or $0.67 per share basic and $0.64 per share diluted, in the first six months of fiscal 2005 compared to a net loss of $6.0 million, or a $0.04 loss per share basic and diluted, in the prior year's comparable period.

The Company had a weighted average 186,576 common shares outstanding (000's) for basic EPS and a weighted average 196,716 common shares outstanding for diluted EPS for the six month period of fiscal 2005, compared to 154,938, basic and diluted EPS, for the first half of fiscal 2004.


LIQUIDITY AND CAPITAL RESOURCES

Three months ended August 28, 2004 compared to the three months ended August 30, 2003

Cash and cash equivalents, short-term investments and investments increased by $46.0 million to $1.59 billion as at August 28, 2004 from $1.54 billion as at May 29, 2004. The majority of the Company's cash and cash equivalents, short-term investments and investments are denominated in U.S. dollars as at August 28, 2004. A comparative summary of cash and cash equivalents, short-term investments and investments is set out below.

                                  As at               As at            Change
                               August 28,            May 29,           - Fiscal
                                  2004                2004            2005/2004
                            ----------------------------------------------------
Cash and cash equivalents      $   799,308        $   847,515        $  (48,207)
Short-term investments              71,542             24,976            46,566
Investments                        720,378            672,734            47,644
                            ----------------------------------------------------

Cash, cash equivalents,
short-term investments
and investments                $ 1,591,228        $ 1,545,225        $   46,003
                            ====================================================


Cash flow provided by operating activities was $54.9 million in the second quarter of fiscal 2005 compared to $20.7 million in the second quarter of the preceding fiscal year, an increase of $34.3 million. The table below summarizes the key components of this net increase.

                           Research In Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
           For the Three Months and Six Months Ended August 28, 2004



                                 Three Months
                                Ended August 28,      August 30,       Change
                                     2004                2003         2004/2003
                               -------------------------------------------------

Net income                      $     70,593         $    2,149      $  68,444
Amortization                          16,738             14,824          1,914
Changes in:
  Trade and other receivables        (18,168)            (9,449)        (8,719)
  Inventory                          (14,883)             1,086        (15,969)
  Accounts payable                     9,142             10,174         (1,032)
  Accrued liabilities                 (6,569)             1,407         (7,976)
  All other                           (1,925)               446         (2,371)
                               -------------------------------------------------
                                $     54,928         $   20,637      $  34,291
                               =================================================

Cash flow provided by financing activities was $12.1 million for the second quarter of fiscal 2005, primarily proceeds from the exercise of stock options. For the second quarter of the prior fiscal year, cash flow provided by financing activities was $4.6 million, primarily proceeds from the exercise of stock options.

Cash flow used in investing activities, before the acquisition of short-term investments of $15.1 million and the acquisition of investments, less proceeds on sale or maturity, of $71.1 million, was $28.9 million for the second quarter of fiscal 2005, including capital and intangible asset expenditures of $19.7 million and $9.2 million respectively. For the second quarter of the prior fiscal year, cash flow used in investing activities was $6.2 million, including capital and intangible asset expenditures of $3.1 million and $3.6 million respectively.

SIX MONTHS ENDED AUGUST 28, 2004 COMPARED TO THE SIX MONTHS ENDED
AUGUST 30, 2003

Cash and cash equivalents, short-term investments and investments increased by $100.9 million to $1.59 billion as at August 28, 2004 from $1.49 billion as at February 28, 2004. The majority of the Company's cash and cash equivalents, short-term investments and investments are denominated in U.S. dollars as at August 28, 2004.

Cash flow provided by operating activities was $117.3 million in the first six months of fiscal 2005 compared to $26.5 million in the first six months of the preceding fiscal year, an increase of $90.8 million. The table below summarizes the key components of this net increase.

                           Research In Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
           For the Three Months and Six Months Ended August 28, 2004



                                 Six Months Ended      August 30,       Change
                                 August 28, 2004         2003         2004/2003
                               -------------------------------------------------

Net income (loss)                 $   125,565        $   (6,037)      $ 131,602
Amortization                           34,794            25,661           9,133
Changes in:
  Trade and other receivables         (40,285)          (11,184)        (29,101)
  Inventory                           (33,455)            2,693         (36,148)
  Accounts payable                     15,707             6,569           9,138
  Accrued liabilities                  20,390            11,108           9,282
  All other                            (5,395)           (2,261)         (3,134)
                               -------------------------------------------------
                                  $   117,321        $   26,549       $  90,772
                               =================================================


Cash flow provided by financing activities was $31.7 million for the first six months of fiscal 2005, primarily proceeds from the exercise of stock options. For the first six months of the prior fiscal year, cash flow generated from financing activities was $5.4 million, primarily proceeds from the exercise of stock options.

Cash flow used in investing activities, before the acquisition of short-term investments of $40.2 million and the acquisition of investments, less proceeds on sale or maturity, of $418.3 million, was $47.5 million for the first six months of fiscal 2005, including capital and intangible asset expenditures of $36.9 million and $8.4 million respectively. For the first six months of the prior fiscal year, cash flow used in investing activities, net of proceeds on sale or maturity of investments of $31.7 million, was $34.3 million, including capital and intangible asset expenditures of $6.7 million and $27.7 million respectively.

NTP Litigation Funding

See also "Litigation" and notes 11 and 14(a) to the Consolidated Financial Statements.

Commencing in the second quarter of fiscal 2004 and on a quarterly basis thereafter, the Company is required to deposit the current period's enhanced compensatory damages amount (the "quarterly deposit") into a bank escrow account, subsequent to the end of each fiscal quarter. The quarterly deposit is currently calculated as 8.55% of infringing revenues, as determined by the District Court, plus postjudgment interest. These quarterly deposits are set aside in escrow until the appeals process is complete. The quarterly deposit obligation for the second quarter of fiscal 2005 and the quarterly deposits for the first quarter of fiscal 2005 and fiscal 2004 are reflected as Restricted cash of $69.6 million on the Consolidated Balance Sheet as at August 28, 2004.

The Company has a $70 million Letter of Credit Facility (the "Facility") in place with a Canadian financial institution and had previously utilized $48 million of the Facility in order to fund a letter of credit to partially satisfy the Company's liability and funding obligation in the NTP matter, as described in note 11 to the Consolidated Financial Statements. The letter of

                           Research In Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
           For the Three Months and Six Months Ended August 28, 2004



credit of $48 million excludes the quarterly deposits into the escrow bank account, which are shown as Restricted cash on the Company's Consolidated Balance Sheets. The Company has pledged specific investments as security for the Facility.

Aggregate Contractual Obligations

The following table sets out aggregate information about the Company's contractual obligations and the periods in which payments are due as at August 28, 2004:

                                             Less than       One to        Four to      Greater than
                                 Total       One Year      Three Years    Five Years      Five Years
                             ------------------------------------------------------------------------
Long-term debt              |    $ 6,444 |   $     203       $   703       $ 5,538       $     -
Operating lease obligations |     15,518 |       2,211         4,383           935         7,989
Purchase obligations and    |            |
commitments                 |    382,857 |     382,857             -             -             -
Capital lease obligations   |          - |           -             -             -             -
Other long-term liabilities |          - |           -             -             -             -
                            | -----------|-----------------------------------------------------------
Total                       |  $ 404,819 |   $ 385,271       $ 5,086       $ 6,473       $ 7,989
                             ========================================================================


Purchase obligations and commitments of $382.9 million, in the form of purchase orders or contracts, are primarily for the purchase of raw materials, as well as capital assets and other goods and services. The expected timing of payment of these purchase obligations and commitments is estimated based upon current information. Timing of payment and actual amounts paid may be different depending upon the time of receipt of goods and services or changes to agreed-upon amounts for some obligations.

The Company has commitments on account of capital expenditures of approximately $29.9 million included in the $382.9 million above, primarily for manufacturing and IT, including service operations. The Company intends to fund current and future capital asset expenditure requirements from existing financial resources and cash flows.

The Company has not declared any cash dividends in the last three fiscal years.

As a result of the Company's common share offering in January 2004, which raised net cash proceeds of $905.2 million, plus cash flow in the first six months of fiscal 2005, cash, cash equivalents, short-term investments and investments were $1.59 billion as at August 28, 2004. The Company's believes its financial resources are sufficient to meet funding requirements for current financial commitments, for future operating and capital expenditures not yet committed, and also provide the necessary financial capacity to meet current and future growth expectations.

                           Research In Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
           For the Three Months and Six Months Ended August 28, 2004


MARKET RISK OF FINANCIAL INSTRUMENTS

The Company is engaged in operating and financing activities that generate risk in three primary areas:

Foreign Exchange

The Company's revenues are primarily transacted in U.S. dollars, Canadian dollars, British pounds and Euros. Purchases of raw materials are primarily transacted in U.S. dollars. Certain other expenses, consisting of salaries, operating costs and manufacturing overhead, are incurred primarily in Canadian dollars. The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency of the U.S. dollar. These foreign currencies include the Canadian dollar, British pound, Euro, Australian dollar, Hong Kong dollar and Japanese yen. To mitigate a portion of this risk, the Company maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities using derivative financial instruments. The Company does not purchase or hold any derivative instruments for speculative purposes.

To hedge exposures relating to foreign currency anticipated transactions, the Company has entered into forward foreign exchange contracts to sell U.S. dollars and purchase Canadian dollars, to sell Euros and purchase U.S. dollars, and to sell British Pounds and purchase U.S. dollars. These contracts have been designated as cash flow hedges, with the resulting changes in fair value recorded as other comprehensive income, and subsequently reclassified to earnings in the period in which the cash flows from the associated hedged transactions affect earnings. These cash flow hedges were fully effective at August 28, 2004. As at August 28, 2004, the unrealized gain on these forward contracts was approximately $7.1 million (May 29, 2004 - unrealized gain of $1.4 million). These amounts were included in Other current assets and Other comprehensive income.

To hedge exposures relating to foreign currency anticipated transactions, the Company has entered into option contracts to sell Euros and purchase U.S. dollars and to sell British Pounds and purchase U.S. dollars. These contracts have been designated as cash flow hedges, with the resulting changes in fair value recorded as other comprehensive income, and subsequently reclassified to earnings in the period in which the cash flows from the associated hedged transactions affect earnings. These cash flow hedges were fully effective at August 28, 2004. As at August 28, 2004, the unrealized loss on these option contracts was $nil (May 29, 2004 - n/a). These amounts were included in Other current assets and Other comprehensive income.

To hedge exposure relating to foreign currency denominated long-term debt, the Company has entered into forward foreign exchange contracts to sell U.S. dollars and purchase Canadian dollars. These contracts have been designated as fair value hedges, with gains and losses on the hedge instruments being recognized in earnings each period, offsetting the change in the U.S. dollar value of the hedged liability. As at August 28, 2004, a gain of $0.1 million was recorded in respect of this amount (May 29, 2004 - loss of $0.1 million). This amount was included with Selling, marketing and administration expense.

                           Research In Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
           For the Three Months and Six Months Ended August 28, 2004


To hedge exposure relating to foreign currency accounts receivable, the Company has entered into forward foreign exchange contracts to sell Canadian dollars and purchase U.S. dollars, to sell British Pounds and purchase U.S. dollars, and to sell Euros and purchase U.S. dollars. These contracts have been designated as fair value hedges, with gains and losses on the hedge instruments being recognized in earnings each period, offsetting the change in the U.S. dollar value of the hedged receivables. For the period ending August 28, 2004, a gain of $0.3 million was recorded in respect of these forward contracts (May 29, 2004 - loss of $1.2 million). This amount was included with Selling, marketing and administration expense.

Interest Rate

Cash, cash equivalents and investments are invested in certain instruments of varying short-term maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company does not currently use interest rate derivative financial instruments in its investment portfolio.

Credit and Customer Concentration

RIM has historically been dependent on a small but increasing number of significant telecommunications carrier customers ("carriers") and on larger more complex contracts with respect to sales of the majority of its products and services. The Company expects this trend to continue as it generates an increasing amount of its handheld products, software and relay access service revenues through network carriers and resellers, rather than directly. The Company is undergoing significant sales growth in North America and internationally, resulting in the growth in its carrier customer base in terms of numbers, sales and trade receivables volumes and in some instances new or significantly increased credit limits. While the Company sells to a variety of customers, four customers comprised 11%, 11%, 11% and 10% of trade receivables as at August 28, 2004 (February 28, 2004 - two customers comprised 24% and 10%). Additionally, four customers comprised 14%, 13%, 12% and 10% of the Company's fiscal 2005 second quarter sales (fiscal 2004 - two customers comprised 15% and 13%).

The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends and economic circumstances. The allowance as at August 28, 2004 is $2.5 million (February 28, 2004 - $2.4 million).

The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations to the Company. The Company minimizes this risk by limiting counterparties to major financial institutions and by continuously monitoring their creditworthiness. As at August 28, 2004, the maximum exposure to a single counter-party was 40% of outstanding derivative instruments(May 29, 2004 - 39%).

                           Research In Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
           For the Three Months and Six Months Ended August 28, 2004



COMMENTARY ON MATERIAL DIFFERENCES IN THE COMPANY'S INTERIM 2005 FINANCIAL STATEMENTS UNDER U.S. GAAP COMPARED TO CANADIAN GAAP

The Consolidated Financial Statements have been prepared in accordance with U.S. GAAP on a basis consistent for all periods presented. The Company has also prepared consolidated financial statements in accordance with Canadian GAAP on a basis consistent for all periods presented.

There are no material differences to reported values contained in the Company's consolidated balance sheets under U.S. GAAP and Canadian GAAP.

                                                             As at
                                                  AUGUST 28,        February 28,
                                                     2004              2004
                                                ---------------  ---------------

Total assets under U.S. GAAP                        $2,156,574       $1,931,378
                                                ===============  ===============
Total assets under Canadian GAAP                    $2,149,973       $1,925,297
                                                ===============  ===============

Total shareholders' equity under U.S. GAAP          $1,874,096       $1,716,263
                                                ===============  ===============
Total shareholders' equity under Canadian GAAP      $1,867,495       $1,710,182
                                                ===============  ===============


A summary of the differences to reported values contained in the Company's consolidated statements of operations under U.S. GAAP and Canadian GAAP is set out in the table below:

                                                      Three Months Ended
                                                AUGUST 28,           August 30,
                                                  2004                 2003
                                          -----------------      ---------------
Net income under U.S. GAAP                     $  70,593            $   2,149
                                          -----------------      ---------------
Adjustments - Canadian GAAP
  Start-up costs (a)                                   -                (1,289)
  Stock-based compensation costs (b)              (1,574)                 (580)
                                          -----------------      ---------------
NET INCOME UNDER CANADIAN GAAP                 $  69,019            $      280
                                          =================      ===============

                           Research In Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
           For the Three Months and Six Months Ended August 28, 2004


                                                      Six Months Ended
                                               AUGUST 28,           August 30,
                                                 2004                 2003
                                            ---------------     ----------------

Net income (loss) under U.S. GAAP              $  125,565           $   (6,037)
                                            ---------------     ----------------
Adjustments - Canadian GAAP
  Start-up costs (a)                                    -               (1,393)
  Stock-based compensation costs  (b)              (2,943)                (989)
                                            ----------------    ----------------
NET INCOME (LOSS) UNDER CANADIAN GAAP          $  122,622           $   (8,419)
                                            ===============     ================



Notes:
-----

a) U.S. GAAP, Statement of Position 98-5, Reporting on the Cost of Start-up Activities, prescribes that start-up costs should be expensed as incurred. Canadian GAAP allows for the capitalization of start up costs, namely the costs incurred during the start-up of the Company's European operations. As of August 30, 2003, the Company had expensed all start-up costs previously incurred, as the Company determined that there is no remaining value to these costs as a result of changes in the underlying operations.

b) As described in note 3(b) to the Consolidated Financial Statements, the Company has a stock-based compensation plan. Previously, under Canadian GAAP, for any stock option with an exercise price that was less than the market price on the date of grant, the difference between the exercise price and the market price on the date of grant was recorded as compensation expense ("intrinsic value based method"). The Company grants stock options at the fair market value of the shares on the day preceding the date of the grant of the options. Consequently, no compensation expense was recognized. In November 2003, CICA Handbook Section 3870 was amended to provide three different transitional provisions which allow for the adoption of fair value based accounting for stock options. In the fourth quarter of fiscal 2004, the Company has elected the prospective method of adoption for Canadian GAAP purposes effective for the year ended February 28, 2004. The adoption was retroactive to the second quarter of fiscal 2004, and the prior year comparatives have been adjusted to reflect this adoption. In addition, proforma stock-based compensation expense was calculated on grants issued since March 2, 2003.

Differences to reported values contained in the Company's consolidated statements of cash flows under U.S. GAAP and Canadian GAAP result from the differences discussed above.

                                                                  Document 3

                               FORM 52-109FT2

                      CERTIFICATION OF INTERIM FILINGS
                          DURING TRANSITION PERIOD


I, James Balsillie, the Chairman and co-Chief Executive Officer of Research In Motion Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Research In Motion Limited for the interim period ending August 28, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


Date: October 6, 2004



         "James Balsillie"
---------------------------------------
James Balsillie
Chairman and co-Chief Executive Officer

                                                               Document 4

                                 FORM 52-109FT2

                        CERTIFICATION OF INTERIM FILINGS
                            DURING TRANSITION PERIOD


I, Michael Lazaridis, the President and co-Chief Executive Officer of Research In Motion Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Research In Motion Limited for the interim period ending August 28, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


Date: October 6, 2004



         "Michael Lazaridis"
---------------------------------------
Michael Lazaridis
President and co-Chief Executive Officer

                                                                   Document 5

                                 FORM 52-109FT2

                        CERTIFICATION OF INTERIM FILINGS
                            DURING TRANSITION PERIOD


I, Dennis Kavelman, Chief Financial Officer of Research In Motion Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Research In Motion Limited for the interim period ending August 28, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


Date: October  6 , 2004




            "Dennis Kavelman"
---------------------------------------
Dennis Kavelman
Chief Financial Officer

                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            RESEARCH IN MOTION LIMITED
                                     -----------------------------------------
                                                     (Registrant)

Date:          October 7, 2004       By: /s/      Rob Duncan
               -----------------         -------------------------------------
                                                      (Signature)
                                         Rob Duncan
                                         Vice President, Corporate Controller